Exhibit 99.1
Encana Corporation
Interim Consolidated Financial Statements
(unaudited)
For the period ended September 30, 2011
(U.S. Dollars)

Third quarter report
for the period ended September 30, 2011
Consolidated Statement of Earnings (unaudited)

		Three Months Ended		Nine Months Ended
		September 30,		September 30,
($ millions, except per share amounts)		2011	2010	2011	2010
			(Note 21)		(Note 21)

Revenues, Net of Royalties	(Note 4)	$2,353	$2,425	$6,006	$7,439

Expenses	(Note 4)
Production and mineral taxes		45	49	153	170
Transportation		245	217	731	642
Operating		244	267	798	777
Purchased product		169	189	508	560
Exploration and evaluation	(Note 10)	3	13	135	20
Depreciation, depletion and amortization	(Note 11)	872	825	2,542	2,475
(Gain) loss on divestitures	(Note 5)	(4)	(73)	(170)	(170)
Accretion of asset retirement obligation	(Note 14)	13	12	38	36
Administrative		43	69	246	262
Interest	(Note 6)	103	119	346	380
Foreign exchange (gain) loss, net	(Note 7)	414	(153)	256	(66)

		2,147	1,534	5,583	5,086

Net Earnings Before Income Tax		206	891	423	2,353
Income tax expense	(Note 8)	86	285	49	714

Net Earnings		$120	$606	$374	$1,639

Net Earnings per Common Share	(Note 16)
Basic		$0.16	$0.82	$0.51	$2.21
Diluted		$0.16	$0.80	$0.51	$2.17
Consolidated Statement of Comprehensive Income (unaudited)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
($ millions)	2011	2010	2011	2010
		(Note 21)		(Note 21)

Net Earnings	$120	$606	$374	$1,639
Other Comprehensive Income (Loss), Net of Tax
Foreign Currency Translation Adjustment	(387)	145	(198)	95

Comprehensive Income (Loss)	$(267)	$751	$176	$1,734

See accompanying Notes to Consolidated Financial Statements.

Encana Corporation	Consolidated Financial Statements (prepared in US$)

Third quarter report
for the period ended September 30, 2011
Consolidated Balance Sheet (unaudited)

		As at	As at	As at
		September 30,	December 31,	January 1,
($ millions)		2011	2010	2010
			(Note 21)	(Note 21)
Assets
Current Assets
Cash and cash equivalents		$310	$629	$4,275
Accounts receivable and accrued revenues		1,038	1,103	1,180
Risk management	(Note 18)	1,169	729	328
Income tax receivable		587	390	—
Inventories		1	3	12
Assets held for sale	(Note 9)	319	—	—

		3,424	2,854	5,795
Exploration and Evaluation	(Notes 4, 10)	2,434	2,158	1,885
Property, Plant and Equipment, net	(Notes 4, 11)	26,466	26,145	24,288
Investments and Other Assets		374	196	119
Risk Management	(Note 18)	297	505	32
Goodwill	(Note 12)	1,672	1,725	1,663

	(Note 4)	$34,667	$33,583	$33,782

Liabilities and Shareholders’ Equity
Current Liabilities
Accounts payable and accrued liabilities		$2,103	$2,269	$2,181
Income tax payable		—	—	1,776
Risk management	(Note 18)	4	65	126
Current debt	(Note 13)	2,053	500	200
Liabilities associated with assets held for sale	(Note 9)	52	—	—

		4,212	2,834	4,283
Long-Term Debt	(Note 13)	6,598	7,129	7,568
Other Liabilities and Provisions	(Note 11)	2,012	1,758	1,215
Risk Management	(Note 18)	3	8	42
Asset Retirement Obligation	(Note 14)	970	953	819
Deferred Income Taxes		4,293	4,068	3,360

		18,088	16,750	17,287

Shareholders’ Equity
Share capital	(Note 16)	2,321	2,319	2,360
Paid in surplus	(Notes 16, 17)	9	—	6
Retained earnings		14,197	14,264	14,129
Accumulated other comprehensive income		52	250	—

Total Shareholders’ Equity		16,579	16,833	16,495

		$34,667	$33,583	$33,782

See accompanying Notes to Consolidated Financial Statements.

Encana Corporation	Consolidated Financial Statements (prepared in US$)

Third quarter report
for the period ended September 30, 2011
Consolidated Statement of Changes in Shareholders’ Equity (unaudited)

		Nine Months Ended
		September 30,
($ millions)		2011	2010
			(Note 21)
Share Capital	(Note 16)
Balance, Beginning of Year		$2,319	$2,360
Common Shares Issued under Option Plans		2	5
Share-Based Compensation		—	2
Common Shares Purchased		—	(48)

Balance, End of Period		$2,321	$2,319

Paid in Surplus
Balance, Beginning of Year		$—	$6
Share-Based Compensation	(Note 17)	9	—
Common Shares Purchased	(Note 16)	—	(6)

Balance, End of Period	(Note 16)	$9	$—

Retained Earnings
Balance, Beginning of Year		$14,264	$14,129
Net Earnings		374	1,639
Dividends on Common Shares	(Note 16)	(441)	(443)
Charges for Normal Course Issuer Bid	(Note 16)	—	(445)

Balance, End of Period		$14,197	$14,880

Accumulated Other Comprehensive Income
Balance, Beginning of Year		$250	$—
Foreign Currency Translation Adjustment		(198)	95

Balance, End of Period		$52	$95

Total Shareholders’ Equity		$16,579	$17,294

See accompanying Notes to Consolidated Financial Statements.

Encana Corporation	Consolidated Financial Statements (prepared in US$)

Third quarter report
for the period ended September 30, 2011
Consolidated Statement of Cash Flows (unaudited)

		Three Months Ended		Nine Months Ended
		September 30,		September 30,
($ millions)		2011	2010	2011	2010
			(Note 21)		(Note 21)
Operating Activities
Net earnings		$120	$606	$374	$1,639
Exploration and evaluation	(Note 10)	—	10	122	10
Depreciation, depletion and amortization	(Note 11)	872	825	2,542	2,475
(Gain) loss on divestitures	(Note 5)	(4)	(73)	(170)	(170)
Accretion of asset retirement obligation	(Note 14)	13	12	38	36
Deferred income taxes	(Note 8)	199	381	338	902
Unrealized (gain) loss on risk management	(Note 18)	(402)	(491)	(298)	(1,343)
Unrealized foreign exchange (gain) loss	(Note 7)	376	(160)	220	(87)
Other		(17)	21	33	58
Net change in other assets and liabilities		(13)	(16)	(67)	(85)
Net change in non-cash working capital		193	209	(199)	(1,991)

Cash From (Used in) Operating Activities		1,337	1,324	2,933	1,444

Investing Activities
Capital expenditures	(Notes 4, 10, 11)	(1,183)	(1,218)	(3,589)	(3,338)
Acquisitions	(Notes 5, 10, 11)	(51)	(189)	(468)	(341)
Proceeds from divestitures	(Notes 5, 10, 11)	55	220	495	574
Net change in investments and other		(85)	117	(194)	(100)
Net change in non-cash working capital		(36)	3	(52)	26

Cash From (Used in) Investing Activities		(1,300)	(1,067)	(3,808)	(3,179)

Financing Activities
Issuance of revolving debt	(Note 13)	4,478	—	11,339	441
Repayment of revolving debt	(Note 13)	(4,154)	—	(10,204)	(441)
Repayment of long-term debt		—	(200)	—	(200)
Issuance of common shares	(Note 16)	—	—	2	5
Purchase of common shares	(Note 16)	—	—	—	(499)
Dividends on common shares	(Note 16)	(147)	(147)	(441)	(443)
Finance lease payments	(Note 11)	(20)	—	(141)	—

Cash From (Used in) Financing Activities		157	(347)	555	(1,137)

Foreign Exchange Gain (Loss) on Cash and Cash Equivalents Held in Foreign Currency		(4)	6	1	(6)

Increase (Decrease) in Cash and Cash Equivalents		190	(84)	(319)	(2,878)
Cash and Cash Equivalents, Beginning of Period		120	1,481	629	4,275

Cash and Cash Equivalents, End of Period		$310	$1,397	$310	$1,397

Cash (Bank Overdraft), End of Period		$27	$(22)	$27	$(22)
Cash Equivalents, End of Period		283	1,419	283	1,419

Cash and Cash Equivalents, End of Period		$310	$1,397	$310	$1,397

See accompanying Notes to Consolidated Financial Statements.

Encana Corporation	Consolidated Financial Statements (prepared in US$)

Third quarter report
for the period ended September 30, 2011
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
1. Corporate Information
Encana Corporation and its subsidiaries (“Encana” or “the Company”) are in the business of the exploration for, the development of, and the production and marketing of natural gas and liquids, where liquids represents light oil and natural gas liquids.
Encana Corporation is a publicly traded company, incorporated and domiciled in Canada. The address of its registered office is 1800, 855 — 2nd Street S.W., Calgary, Alberta, Canada, T2P 2S5.
These interim Consolidated Financial Statements were approved and authorized for issuance by the Board of Directors (“the Board”) on October 19, 2011.
2. Basis of Presentation
In conjunction with the Company’s first annual audited Consolidated Financial Statements to be issued under International Financial Reporting Standards (“IFRS”) for the year ended December 31, 2011, these interim Consolidated Financial Statements present Encana’s financial results of operations and financial position under IFRS as at and for the three and nine months ended September 30, 2011, including 2010 comparative periods. As a result, they have been prepared in accordance with IFRS 1, “First-time Adoption of International Financial Reporting Standards” and with International Accounting Standard (“IAS”) 34, “Interim Financial Reporting”, as issued by the International Accounting Standards Board (“IASB”). These interim Consolidated Financial Statements do not include all the necessary annual disclosures in accordance with IFRS. Prior to 2011, the Company prepared its interim and annual Consolidated Financial Statements in accordance with Canadian generally accepted accounting principles (“previous GAAP”).
The preparation of these interim Consolidated Financial Statements resulted in selected changes to Encana’s accounting policies as compared to those disclosed in the Company’s annual audited Consolidated Financial Statements for the period ended December 31, 2010 issued under previous GAAP. A summary of the significant changes to Encana’s accounting policies is disclosed in Note 21 along with reconciliations presenting the impact of the transition to IFRS for the comparative periods as at January 1, 2010, as at and for the three and nine months ended September 30, 2010, and as at and for the twelve months ended December 31, 2010.
A summary of Encana’s significant accounting policies under IFRS is presented in Note 3. These policies have been retrospectively and consistently applied except where specific exemptions permitted an alternative treatment upon transition to IFRS in accordance with IFRS 1 as disclosed in Note 21.
These interim Consolidated Financial Statements have been prepared on a historical cost basis, except for derivative financial instruments and share-based payment transactions which are measured at fair value.
In these interim Consolidated Financial Statements, unless otherwise indicated, all dollar amounts are expressed in United States (U.S.) dollars. Encana’s functional currency is Canadian dollars, however, the Company has adopted the U.S. dollar as its presentation currency to facilitate a more direct comparison to other North American oil and gas companies. All references to US$ or to $ are to United States dollars and references to C$ are to Canadian dollars.
3. Summary of Significant Accounting Policies
A) Principles of Consolidation
The interim Consolidated Financial Statements include the accounts of Encana and its subsidiaries. Investments in associates are accounted for using the equity method. Intercompany balances and transactions are eliminated on consolidation.
Interests in jointly controlled assets are accounted for using the proportionate consolidation method, whereby Encana’s proportionate share of revenues, expenses, assets and liabilities are included in the accounts.

Encana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Third quarter report
for the period ended September 30, 2011
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
3.	Summary of Significant Accounting Policies (continued)
B) Foreign Currency Translation
For the accounts of foreign operations, assets and liabilities are translated at period end exchange rates, while revenues and expenses are translated using average rates over the period. Translation gains and losses relating to the foreign operations are included in accumulated other comprehensive income as a separate component of shareholders’ equity. As at September 30, 2011, accumulated other comprehensive income is composed solely of foreign currency translation adjustments.
Monetary assets and liabilities of the Company that are denominated in foreign currencies are translated into its functional currency at the rates of exchange in effect at the period end date. Any gains or losses are recorded in the Consolidated Statement of Earnings.
C) Significant Accounting Estimates and Judgments
The timely preparation of the interim Consolidated Financial Statements requires that Management make estimates and use judgment regarding the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as at the date of the interim Consolidated Financial Statements and the reported amounts of revenues and expenses during the period. Such estimates primarily relate to unsettled transactions and events as at the date of the interim Consolidated Financial Statements. Accordingly, actual results may differ from estimated amounts as future confirming events occur. Significant estimates and judgments made by Management in the preparation of these interim Consolidated Financial Statements are outlined below.
Amounts recorded for depreciation, depletion and amortization and amounts used for impairment calculations are based on estimates of natural gas and liquids reserves. By their nature, the estimates of reserves, including the estimates of future prices, costs, discount rates and the related future cash flows, are subject to measurement uncertainty. Accordingly, the impact in the Consolidated Financial Statements of future periods could be material.
Upstream assets are aggregated into cash-generating units based on their ability to generate largely independent cash flows and are used for impairment testing. The determination of the Company’s cash-generating units is subject to Management’s judgment.
The decision to transfer assets from exploration and evaluation to property, plant and equipment or to expense capitalized exploration and evaluation assets is based on the estimated proved reserves used in the determination of an area’s technical feasibility and commercial viability.
Amounts recorded for asset retirement costs and obligations and the related accretion expense requires the use of estimates with respect to the amount and timing of asset retirements, site remediation and related cash flows. Other provisions are recognized in the period when it becomes probable that there will be a future cash outflow.
The estimated fair value of derivative instruments resulting in financial assets and liabilities, by their very nature, are subject to measurement uncertainty.
Compensation costs accrued for long-term stock-based compensation plans are subject to the estimation of what the ultimate payout will be using pricing models such as the Black-Scholes-Merton model. These models are based on significant assumptions such as volatility, dividend yield and expected term. Several compensation plans are also performance-based and are subject to Management’s judgment as to whether or not the performance criteria will be met.
The values of pension assets and obligations and the amount of pension costs charged to net earnings depend on certain actuarial and economic assumptions which, by their nature, are subject to measurement uncertainty.
Tax interpretations, regulations and legislation in the various jurisdictions in which the Company and its subsidiaries operate are subject to change. As such, income taxes are subject to measurement uncertainty. Deferred income tax assets are assessed by Management at the end of the reporting period to determine the likelihood that they will be realized from future taxable earnings.

Encana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Third quarter report
for the period ended September 30, 2011
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
3.	Summary of Significant Accounting Policies (continued)
D) Revenue Recognition
Revenues associated with the sales of Encana’s natural gas and liquids are recognized when title passes from the Company to its customer. Realized gains and losses from the Company’s commodity price risk management activities are recognized in revenue when the contract is settled. Unrealized gains and losses from the Company’s commodity price risk management activities are recognized in revenue based on the changes in fair value of the contracts at the end of the respective periods.
Market optimization revenues and purchased product expenses are recorded on a gross basis when Encana takes title to the product and has the risks and rewards of ownership. Purchases and sales of products that are entered into in contemplation of each other with the same counterparty are recorded on a net basis. Revenues associated with the services provided where Encana acts as agent are recorded as the services are provided. Sales of electric power are recognized when power is provided to the customer.
E) Production and Mineral Taxes
Costs paid by Encana to certain mineral and non-mineral interest owners based on production of natural gas and liquids are recognized when the product is produced.
F) Transportation Costs
Costs paid by Encana for the transportation of natural gas and liquids are recognized when the product is delivered and the services provided.
G) Employee Benefit Plans
Encana accrues for its obligations under its employee benefit plans and the related costs, net of plan assets.
The cost of pensions and other post-employment benefits is actuarially determined using the projected unit credit method based on length of service, and reflects Management’s best estimate of expected plan investment performance, salary escalation, retirement ages of employees and expected future health care costs. The expected return on plan assets is based on the fair value of those assets. The accrued benefit obligation is discounted using the market interest rate on high-quality corporate debt instruments as at the measurement date.
Pension expense for the defined benefit pension plan includes the cost of pension benefits earned during the current year, the interest cost on pension obligations, the expected return on pension plan assets, the amortization of adjustments arising from pension plan amendments and the amortization of the excess of the net actuarial gain or loss over 10 percent of the greater of the benefit obligation and the fair value of plan assets. Amortization is done on a straight-line basis over a period covering the expected average remaining service lives of employees covered by the plans.
Pension expense for the defined contribution pension plans is recorded as the benefits are earned by the employees covered by the plans.
H) Income Taxes
Income tax is recognized in net earnings except to the extent that it relates to items recognized directly in shareholders’ equity, in which case the income tax is recognized directly in shareholders’ equity. Current income taxes for the current and prior periods are measured at the amount expected to be recoverable from or payable to the taxation authorities based on the income tax rates enacted or substantively enacted at the end of the reporting period.

Encana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Third quarter report
for the period ended September 30, 2011
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
3. Summary of Significant Accounting Policies (continued)
H) Income Taxes (continued)
Encana follows the liability method of accounting for income taxes. Under this method, deferred income taxes are recorded for the effect of any temporary difference between the accounting and income tax basis of an asset or liability.
Deferred income tax is calculated using the enacted or substantively enacted income tax rates expected to apply when the assets are realized or liabilities are settled. The effect of a change in the enacted or substantively enacted tax rates is recognized in net earnings or in shareholders’ equity depending on the item to which the adjustment relates.
Deferred income tax liabilities and assets are not recognized for temporary differences arising on:
•
Investments in subsidiaries and associates and interests in joint ventures where the timing of the reversal of the temporary difference can be controlled by the Company and it is probable that the temporary difference will not reverse in the foreseeable future;

•	The initial recognition of goodwill; or

•	The initial recognition of an asset or liability in a transaction which is not a business combination and, at the time of the transaction, affects neither accounting net earnings nor taxable earnings.
Deferred income tax assets are recognized to the extent future recovery is probable. Deferred tax assets are reduced to the extent that it is no longer probable that sufficient taxable earnings will be available to allow all or part of the asset to be recovered.
I) Earnings Per Share Amounts
Basic net earnings per common share is computed by dividing the net earnings by the weighted average number of common shares outstanding during the period. For the diluted net earnings per common share calculation, the weighted average number of shares outstanding is adjusted for the potential number of shares which may have a dilutive effect on net earnings.
Diluted net earnings per common share is calculated giving effect to the potential dilution that would occur if outstanding stock options or potentially dilutive share units were exercised or converted to common shares. Potentially dilutive share units include tandem stock appreciation rights (“TSARs”), performance TSARs and restricted share units (“RSUs”). The weighted average number of diluted shares is calculated in accordance with the treasury stock method. The treasury stock method assumes that the proceeds received from the exercise of all potentially dilutive instruments are used to repurchase common shares at the average market price.
For share units issued that may be settled in cash or shares at Encana’s option and where there is no obligation to settle in cash, the share units are accounted for as equity-settled share-based payment transactions and included in diluted earnings per share if the effect is dilutive.
For share units issued that may be settled in cash or shares at the employees’ option, the more dilutive of cash-settled and equity-settled is used in calculating diluted net earnings per common share regardless of how the compensation plan is accounted for. Accordingly, share units that are reported as cash-settled for accounting purposes may require an adjustment to the numerator for any changes in net earnings that would result if the share units had been reported as equity instruments for the purposes of calculating diluted net earnings per common share.
J) Cash and Cash Equivalents
Cash and cash equivalents include short-term investments, such as money market deposits or similar type instruments, with a maturity of three months or less when purchased.

Encana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Third quarter report
for the period ended September 30, 2011
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
3.	Summary of Significant Accounting Policies (continued)
K) Upstream Assets
Exploration and Evaluation
All costs directly associated with the exploration and evaluation of natural gas and liquids reserves are initially capitalized. Exploration and evaluation costs are those expenditures for an area where technical feasibility and commercial viability has not yet been determined. These costs include unproved property acquisition costs, geological and geophysical costs, asset retirement costs, exploration and evaluation drilling, sampling and appraisals. Costs incurred prior to acquiring the legal rights to explore an area are charged directly to net earnings as exploration and evaluation expense.
When an area is determined to be technically feasible and commercially viable, the accumulated costs are transferred to property, plant and equipment. When an area is determined not to be technically feasible and commercially viable or the Company decides not to continue with its activity, the unrecoverable costs are charged to net earnings as exploration and evaluation expense.
Property, Plant and Equipment
All costs directly associated with the development of natural gas and liquids reserves are capitalized on an area-by-area basis. Development costs include expenditures for areas where technical feasibility and commercial viability has been determined. These costs include proved property acquisitions, development drilling, completions, gathering and infrastructure, asset retirement costs and transfers of exploration and evaluation assets.
Costs accumulated within each area are depleted using the unit-of-production method based on proved reserves using estimated future prices and costs. Costs subject to depletion include estimated future costs to be incurred in developing proved reserves. Costs of major development projects are excluded from the costs subject to depletion until they are available for use.
For divestitures of properties, a gain or loss is recognized in net earnings. Exchanges of properties are measured at fair value, unless the transaction lacks commercial substance or fair value can not be reliably measured. Where the exchange is measured at fair value, a gain or loss is recognized in net earnings.
L) Other Property, Plant and Equipment
Market Optimization
Midstream facilities, including power generation facilities, are carried at cost and depreciated on a straight-line basis over the estimated service lives of the assets, which range from 20 to 25 years.
Corporate
Costs associated with office furniture, fixtures, leasehold improvements, information technology and aircraft are carried at cost and depreciated on a straight-line basis over the estimated service lives of the assets, which range from three to 25 years. Assets under construction are not subject to depreciation until put into use. Land is carried at cost.
M) Capitalization of Costs
Expenditures related to renewals or betterments that improve the productive capacity or extend the life of an asset are capitalized. Maintenance and repairs are expensed as incurred.
Borrowing costs are capitalized during the construction phase of qualifying assets.

Encana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Third quarter report
for the period ended September 30, 2011
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
3.	Summary of Significant Accounting Policies (continued)
N) Business Combinations
Business combinations are accounted for using the acquisition method. The acquired identifiable net assets are measured at their fair value at the date of acquisition. Any excess of the purchase price over the fair value of the net assets acquired is recognized as goodwill. Any deficiency of the purchase price below the fair value of the net assets acquired is recorded as a gain in net earnings. Associated transaction costs are expensed when incurred.
O) Goodwill
Upon acquisition, goodwill is attributed to the applicable cash-generating unit or aggregated cash-generating units that are expected to benefit from the business combination’s synergies. Goodwill is attributed to the aggregated cash-generating units that collectively form the respective Canadian and USA Divisions. This represents the lowest level that goodwill is monitored for internal management purposes. Subsequent measurement of goodwill is at cost less any accumulated impairments.
Goodwill is assessed for impairment annually at December 31. If the goodwill carrying amount for each Division exceeds the recoverable amount of the Division, the associated goodwill is written down with an impairment recognized in net earnings. The recoverable amounts are determined annually based on the greater of its fair value less costs to sell or value in use. Fair value less costs to sell is derived by estimating the discounted after-tax future net cash flows for the aggregated cash-generating units. Discounted future net cash flows may be based on forecasted commodity prices and costs over the expected economic life of the proved and probable reserves and discounted using market-based rates. Value in use is determined by estimating the present value of the future net cash flows expected to be derived from the continued use of the aggregated cash-generating units.
The Company’s reserves are evaluated annually by independent qualified reserves evaluators (“IQRE”). The cash flows used in determining the recoverable amounts are based on information contained in the IQRE’s reserve reports and Management’s assumptions based on past experience.
Goodwill impairments are not reversed.
P) Impairment of Long-Term Assets
The carrying value of long-term assets, excluding goodwill, is reviewed quarterly for indicators that the carrying value of an asset or cash-generating unit may not be recoverable. If indicators of impairment exist, the recoverable amount of the asset or cash-generating unit is estimated. If the carrying value of the asset or cash-generating unit exceeds the recoverable amount, the asset or cash-generating unit is written down with an impairment recognized in net earnings.
Upstream assets, including exploration and evaluation costs and development costs, are aggregated into cash-generating units based on their ability to generate largely independent cash flows.
The recoverable amount of an asset or cash-generating unit is the greater of its fair value less costs to sell and its value in use. Fair value is determined to be the amount for which the asset could be sold in an arm’s length transaction.
For upstream assets, fair value less costs to sell may be determined using after-tax discounted future net cash flows of proved and probable reserves using forecast prices and costs. Value in use is determined by estimating the present value of the future net cash flows expected to be derived from the continued use of the asset or cash-generating unit.
Reversals of impairments are recognized when there has been a subsequent increase in the recoverable amount. In this event, the carrying amount of the asset or cash-generating unit is increased to its revised recoverable amount with an impairment reversal recognized in net earnings. The recoverable amount is limited to the original carrying amount less depreciation, depletion and amortization as if no impairment had been recognized for the asset or cash-generating unit for prior periods.

Encana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Third quarter report
for the period ended September 30, 2011
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
3.	Summary of Significant Accounting Policies (continued)
Q) Assets Held for Sale
Non-current assets, or disposal groups consisting of assets and liabilities, are classified as held for sale if their carrying amounts will be recovered through a sale transaction rather than through continuing use. This condition is met when the sale is highly probable and the asset is available for immediate sale in its present condition.
Non-current assets classified as held for sale are measured at the lower of the carrying amount and fair value less costs to sell, with impairments recognized in net earnings in the period measured. Non-current assets and disposal groups held for sale are presented in current assets and liabilities within the Consolidated Balance Sheet. Assets held for sale are not depreciated, depleted or amortized.
R) Provisions and Contingencies
Provisions are recognized when the Company has a present obligation as a result of a past event, it is probable that an outflow of resources will be required and a reliable estimate can be made of the amount of the obligation. Provisions are measured based on the discounted expected future cash outflows.
Asset Retirement Obligation
Asset retirement obligations include present obligations where the Company will be required to retire tangible long-lived assets such as producing well sites, offshore production platforms and natural gas processing plants. The asset retirement obligation is measured at the present value of the expenditure expected to be incurred. The associated asset retirement cost is capitalized as part of the cost of the related long-lived asset. Changes in the estimated obligation resulting from revisions to estimated timing, amount of cash flows, or changes in the discount rate are recognized as a change in the asset retirement obligation and the related asset retirement cost.
Amortization of asset retirement costs are included in depreciation, depletion and amortization in the Consolidated Statement of Earnings. Increases in asset retirement obligations resulting from the passage of time are recorded as accretion of asset retirement obligation in the Consolidated Statement of Earnings.
Actual expenditures incurred are charged against the asset retirement obligation.
Contingencies
When a contingency is substantiated by confirming events, can be reliably measured and will likely result in an economic outflow, a liability is recognized in the Consolidated Financial Statements as the best estimate required to settle the obligation. A contingent liability is disclosed where the existence of an obligation will only be confirmed by future events, or where the amount of a present obligation cannot be measured reliably or will likely not result in an economic outflow. Contingent assets are only disclosed when the inflow of economic benefits is probable. When the economic benefit becomes virtually certain, the asset is no longer contingent and is recognized in the Consolidated Financial Statements.
S) Share-Based Payments
Obligations for payments of cash or common shares under Encana’s stock-based compensation plans are accrued over the vesting period using fair values. For equity-settled stock-based compensation plans, fair values are determined using prices at the grant date and are recognized as compensation costs with a corresponding credit to shareholders’ equity. For cash-settled stock-based compensation plans, fair values are determined at each reporting date using pricing models such as the Black-Scholes-Merton option-pricing model. Periodic changes in the fair value are recognized as compensation costs with a corresponding change to current liabilities.
Obligations for payments for share units of Cenovus Energy Inc. (“Cenovus”) held by Encana employees are accrued as compensation costs based on the fair value of the financial liability.

Encana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Third quarter report
for the period ended September 30, 2011
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
3.	Summary of Significant Accounting Policies (continued)
T) Leases
Leases or other arrangements entered into for the use of an asset are classified as either finance or operating leases. Finance leases transfer to the Company substantially all of the risks and benefits incidental to ownership of the leased item. Finance leases are capitalized at the commencement of the lease term at the lower of the fair value of the leased asset or the present value of the minimum lease payments. Capitalized leased assets are amortized over the shorter of the estimated useful life of the assets and the lease term. All other leases are classified as operating leases and the payments are amortized on a straight-line basis over the lease term.
U) Financial Instruments
Financial instruments are measured at fair value on initial recognition of the instrument. Measurement in subsequent periods depends on whether the financial instrument has been classified as “fair value through profit or loss”, “loans and receivables”, “available-for-sale”, “held-to-maturity”, or “financial liabilities measured at amortized cost” as defined by the accounting standard.
Financial assets and financial liabilities at “fair value through profit or loss” are either classified as “held for trading” or “designated at fair value through profit or loss” and are measured at fair value with changes in those fair values recognized in net earnings. Financial assets classified as “loans and receivables”, “held-to-maturity”, and “financial liabilities measured at amortized cost” are measured at amortized cost using the effective interest method of amortization. Financial assets classified as “available-for-sale” are measured at fair value, with changes in fair value recognized in other comprehensive income.
The Company’s financial assets, excluding derivative instruments, are classified as “loans and receivables”. Financial liabilities, excluding derivative instruments, are classified as “financial liabilities measured at amortized cost”. All derivative instruments are classified as “held for trading”.
Encana capitalizes long-term debt transaction costs, premiums and discounts. These costs are capitalized within long-term debt and amortized using the effective interest method.
Risk Management Assets and Liabilities
Risk management assets and liabilities are derivative financial instruments classified as “held for trading” unless designated for hedge accounting. Derivative instruments that do not qualify as hedges, or are not designated as hedges, are recorded at fair value. Instruments are recorded in the Consolidated Balance Sheet as either an asset or liability with changes in fair value recognized in net earnings. Realized gains or losses from financial derivatives related to natural gas and crude oil commodity prices are recognized in revenue as the contracts are settled. Unrealized gains and losses are recognized in revenue at the end of each respective reporting period based on the changes in fair value of the contracts. Realized gains or losses from financial derivatives related to power commodity prices are recognized in operating costs as the related power contracts are settled. The estimated fair value of all derivative instruments is based on quoted market prices or, in their absence, third-party market indications and forecasts.
Derivative financial instruments are used by Encana to manage economic exposure to market risks relating to commodity prices, foreign currency exchange rates and interest rates. The Company’s policy is not to utilize derivative financial instruments for speculative purposes.
Encana has in place policies and procedures with respect to the required documentation and approvals for the use of derivative financial instruments and specifically ties their use, in the case of commodities, to the mitigation of market price risk associated with cash flows expected to be generated from budgeted capital programs, and in other cases to the mitigation of market price risks for specific assets and obligations. When applicable, the Company identifies relationships between financial instruments and anticipated transactions, as well as its risk management objective and the strategy for undertaking the economic hedge transaction. Where specific financial instruments are executed, the Company assesses, both at the time of purchase and on an ongoing basis, whether the financial instrument used in the particular transaction is effective in offsetting changes in fair values or cash flows of the transaction.

Encana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Third quarter report
for the period ended September 30, 2011
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
3.	Summary of Significant Accounting Policies (continued)
V) New Pronouncements Adopted
Accounting standards effective for periods beginning on January 1, 2011 have been adopted as part of the transition to IFRS.
W) Recent Pronouncements Issued
As of January 1, 2013, Encana will be required to adopt the following standards and amendments as issued by the IASB, which should not have a material impact on the Company’s Consolidated Financial Statements.
•
IFRS 9, “Financial Instruments”, which is the result of the first phase of the IASB’s project to replace IAS 39, “Financial Instruments: Recognition and Measurement”. The new standard replaces the current multiple classification and measurement models for financial assets and liabilities with a single model that has only two classification categories: amortized cost and fair value.

•
IFRS 10, “Consolidated Financial Statements”, which is the result of the IASB’s project to replace Standing Interpretations Committee 12, “Consolidation — Special Purpose Entities” and the consolidation requirements of IAS 27, “Consolidated and Separate Financial Statements”. The new standard eliminates the current risk and rewards approach and establishes control as the single basis for determining the consolidation of an entity.

•
IFRS 12, “Disclosure of Interests in Other Entities”, which outlines the required disclosures for interests in subsidiaries and joint arrangements. The new disclosures require information that will assist financial statement users to evaluate the nature, risks and financial effects associated with an entity’s interests in subsidiaries and joint arrangements.

As of January 1, 2013, Encana will be required to adopt the following standards and amendments as issued by the IASB, for which the Company is assessing the impact on its Consolidated Financial Statements.
•
IFRS 11, “Joint Arrangements”, which is the result of the IASB’s project to replace IAS 31, “Interests in Joint Ventures”. The new standard redefines joint operations and joint ventures and requires joint operations to be proportionately consolidated and joint ventures to be equity accounted. Under IAS 31, joint ventures could be proportionately consolidated. The Company expects its upstream arrangements will continue to be joint operations and proportionately consolidated under the new standard.

•
IFRS 13, “Fair Value Measurement”, which provides a common definition of fair value, establishes a framework for measuring fair value under IFRS and enhances the disclosures required for fair value measurements. The standard applies where fair value measurements are required and does not require new fair value measurements.

•	IAS 19, “Post Employment Benefits”, which amends the recognition and measurement of defined benefit pension expense and expands disclosures for all employee benefit plans.

Encana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Third quarter report
for the period ended September 30, 2011
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
4. Segmented Information
Encana is organized into Divisions which represent the Company’s operating and reportable segments as follows:
•
Canadian Division includes the exploration for, development of, and production of natural gas, liquids and other related activities within Canada. Four key resource plays are located in the Division: (i) Greater Sierra in northeast British Columbia, including Horn River; (ii) Cutbank Ridge in Alberta and British Columbia, including Montney; (iii) Bighorn in west central Alberta; and (iv) Coalbed Methane in southern Alberta. The Canadian Division also includes the Deep Panuke natural gas project offshore Nova Scotia.

•
USA Division includes the exploration for, development of, and production of natural gas, liquids and other related activities within the U.S. Four key resource plays are located in the Division: (i) Jonah in southwest Wyoming; (ii) Piceance in northwest Colorado; (iii) Haynesville in Louisiana; and (iv) Texas, including East Texas and Fort Worth.

•
Market Optimization is primarily responsible for the sale of the Company’s proprietary production. These results are included in the Canadian and USA Divisions. Market optimization activities include third-party purchases and sales of product that provide operational flexibility for transportation commitments, product type, delivery points and customer diversification. These activities are reflected in the Market Optimization segment.

•
Corporate and Other mainly includes unrealized gains or losses recorded on derivative financial instruments. Once amounts are settled, the realized gains and losses are recorded in the operating segment to which the derivative instrument relates.

Market Optimization sells substantially all of the Company’s upstream production to third-party customers. Transactions between segments are based on market values and eliminated on consolidation. The tables in this note present financial information on an after eliminations basis.

Encana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Third quarter report
for the period ended September 30, 2011
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
4. Segmented Information (continued)
Results of Operations (For the three months ended September 30)
Segment and Geographic Information

	Canadian Division		USA Division		Market Optimization
	2011	2010	2011	2010	2011	2010

Revenues, Net of Royalties	$726	$692	$1,034	$1,028	$188	$205

Expenses
Production and mineral taxes	3	3	42	46	—	—
Transportation	64	52	181	165	—	—
Operating	138	128	99	117	9	11
Purchased product	—	—	—	—	169	189

	521	509	712	700	10	5
Exploration and evaluation	1	2	2	1	—	—
Depreciation, depletion and amortization	361	331	488	475	3	2
(Gain) loss on divestitures	20	(47)	(19)	(25)	—	—

	$139	$223	$241	$249	$7	$3

	Corporate & Other		Consolidated
	2011	2010	2011	2010

Revenues, Net of Royalties	$405	$500	$2,353	$2,425

Expenses
Production and mineral taxes	—	—	45	49
Transportation	—	—	245	217
Operating	(2)	11	244	267
Purchased product	—	—	169	189

	407	489	1,650	1,703
Exploration and evaluation	—	10	3	13
Depreciation, depletion and amortization	20	17	872	825
(Gain) loss on divestitures	(5)	(1)	(4)	(73)

	$392	$463	779	938

Accretion of asset retirement obligation			13	12
Administrative			43	69
Interest			103	119
Foreign exchange (gain) loss, net			414	(153)

			573	47

Net Earnings Before Income Tax			206	891
Income tax expense			86	285

Net Earnings			$120	$606

Encana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Third quarter report
for the period ended September 30, 2011
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
4. Segmented Information (continued)
Results of Operations (For the three months ended September 30)
Product and Divisional Information

	Canadian Division
	Gas		Liquids		Other		Total
	2011	2010	2011	2010	2011	2010	2011	2010

Revenues, Net of Royalties	$600	$603	$116	$78	$10	$11	$726	$692

Expenses
Production and mineral taxes	2	3	1	—	—	—	3	3
Transportation	63	51	1	1	—	—	64	52
Operating	132	120	2	4	4	4	138	128

Operating Cash Flow	$403	$429	$112	$73	$6	$7	$521	$509

	USA Division
	Gas		Liquids		Other		Total
	2011	2010	2011	2010	2011	2010	2011	2010

Revenues, Net of Royalties	$951	$941	$68	$56	$15	$31	$1,034	$1,028

Expenses
Production and mineral taxes	37	41	5	5	—	—	42	46
Transportation	181	165	—	—	—	—	181	165
Operating	94	100	1	—	4	17	99	117

Operating Cash Flow	$639	$635	$62	$51	$11	$14	$712	$700

Encana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Third quarter report
for the period ended September 30, 2011
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
4. Segmented Information (continued)
Results of Operations (For the nine months ended September 30)
Segment and Geographic Information

	Canadian Division		USA Division		Market Optimization
	2011	2010	2011	2010	2011	2010

Revenues, Net of Royalties	$2,139	$2,136	$3,020	$3,314	$557	$603

Expenses
Production and mineral taxes	11	8	142	162	—	—
Transportation	183	145	548	497	—	—
Operating	458	396	335	350	26	26
Purchased product	—	—	—	—	508	560

	1,487	1,587	1,995	2,305	23	17
Exploration and evaluation	5	3	130	7	—	—
Depreciation, depletion and amortization	1,055	951	1,420	1,467	9	8
(Gain) loss on divestitures	(9)	(49)	(155)	(120)	—	—

	$436	$682	$600	$951	$14	$9

	Corporate & Other		Consolidated
	2011	2010	2011	2010

Revenues, Net of Royalties	$290	$1,386	$6,006	$7,439

Expenses
Production and mineral taxes	—	—	153	170
Transportation	—	—	731	642
Operating	(21)	5	798	777
Purchased product	—	—	508	560

	311	1,381	3,816	5,290
Exploration and evaluation	—	10	135	20
Depreciation, depletion and amortization	58	49	2,542	2,475
(Gain) loss on divestitures	(6)	(1)	(170)	(170)

	$259	$1,323	1,309	2,965

Accretion of asset retirement obligation			38	36
Administrative			246	262
Interest			346	380
Foreign exchange (gain) loss, net			256	(66)

			886	612

Net Earnings Before Income Tax			423	2,353
Income tax expense			49	714

Net Earnings			$374	$1,639

Encana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Third quarter report
for the period ended September 30, 2011
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
4. Segmented Information (continued)
Results of Operations (For the nine months ended September 30)
Product and Divisional Information

	Canadian Division
	Gas		Liquids		Other		Total
	2011	2010	2011	2010	2011	2010	2011	2010

Revenues, Net of Royalties	$1,766	$1,859	$341	$238	$32	$39	$2,139	$2,136

Expenses
Production and mineral taxes	8	7	3	1	—	—	11	8
Transportation	180	143	3	2	—	—	183	145
Operating	441	373	7	12	10	11	458	396

Operating Cash Flow	$1,137	$1,336	$328	$223	$22	$28	$1,487	$1,587

	USA Division
	Gas		Liquids		Other		Total
	2011	2010	2011	2010	2011	2010	2011	2010

Revenues, Net of Royalties	$2,753	$3,036	$217	$182	$50	$96	$3,020	$3,314

Expenses
Production and mineral taxes	122	145	20	17	—	—	142	162
Transportation	548	497	—	—	—	—	548	497
Operating	319	293	1	—	15	57	335	350

Operating Cash Flow	$1,764	$2,101	$196	$165	$35	$39	$1,995	$2,305

Encana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Third quarter report
for the period ended September 30, 2011
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
4. Segmented Information (continued)
Capital Expenditures

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2011	2010	2011	2010

Canadian Division	$534	$524	$1,627	$1,558
USA Division	615	677	1,876	1,745
Market Optimization	—	—	—	1
Corporate & Other	34	17	86	34

	$1,183	$1,218	$3,589	$3,338

Capital expenditures include capitalized exploration and evaluation costs and property, plant and equipment (See Notes 10 and 11).
Exploration and Evaluation, Property, Plant and Equipment and Total Assets by Segment

	Exploration and Evaluation		Property, Plant and Equipment
	As at		As at
	September 30,	December 31,	September 30,	December 31,
	2011	2010	2011	2010

Canadian Division	$1,383	$1,114	$11,612	$11,678
USA Division	1,051	1,044	13,125	12,922
Market Optimization	—	—	107	121
Corporate & Other	—	—	1,622	1,424

	$2,434	$2,158	$26,466	$26,145

	Total Assets
	As at
	September 30,	December 31,
	2011	2010

Canadian Division	$14,806	$14,422
USA Division	15,410	15,157
Market Optimization	173	193
Corporate & Other	4,278	3,811

	$34,667	$33,583

Encana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Third quarter report
for the period ended September 30, 2011
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
5. Acquisitions and Divestitures

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2011	2010	2011	2010

Acquisitions
Canadian Division	$23	$175	$397	$234
USA Division	28	14	71	107

Total Acquisitions	51	189	468	341

Divestitures (1)
Canadian Division	(23)	(171)	(150)	(200)
USA Division	(32)	(49)	(345)	(374)

Total Divestitures	(55)	(220)	(495)	(574)

Net Acquisitions and Divestitures	$(4)	$(31)	$(27)	$(233)

(1)	Reflects proceeds from divestitures.
Acquisitions
Acquisitions in the Canadian and USA Divisions include the purchase of various strategic lands and properties that complement existing assets within Encana’s portfolio. For the three months ended September 30, 2011, acquisitions totaled $51 million (2010 — $189 million). For the nine months ended September 30, 2011, acquisitions totaled $468 million (2010 — $341 million).
Divestitures
Divestitures in the Canadian and USA Divisions primarily include the sale of non-core assets. For the three months ended September 30, 2011, these Divisions received total proceeds on the sale of assets of $55 million (2010 — $220 million), resulting in a net loss on divestitures of $1 million (2010 — net gain of $72 million). For the nine months ended September 30, 2011, these Divisions received total proceeds on the sale of assets of $495 million (2010 — $574 million), resulting in a net gain on divestitures of $164 million (2010 — net gain of $169 million). During the nine months ended September 30, 2011, the USA Division sold its Fort Lupton natural gas processing plant for proceeds of $298 million, resulting in a gain on divestiture of $128 million.
6. Interest

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2011	2010	2011	2010

Interest Expense — Debt	$124	$123	$365	$365
Interest Expense — Other (1)	(21)	(4)	(19)	15

	$103	$119	$346	$380

(1)	Includes changes in interest accruals.
7. Foreign Exchange (Gain) Loss, Net

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2011	2010	2011	2010

Unrealized Foreign Exchange (Gain) Loss on:
Translation of U.S. dollar debt issued from Canada	$411	$(162)	$240	$(88)
Translation of U.S. dollar risk management contracts issued from Canada	(35)	2	(20)	1

	376	(160)	220	(87)
Settlement of Intercompany Transactions and Net investment in foreign operations	(10)	1	15	1

Non-operating Foreign Exchange (Gain) Loss	366	(159)	235	(86)

Other Foreign Exchange (Gain) Loss on:
Monetary revaluations and settlements	48	6	21	20

	$414	$(153)	$256	$(66)

Encana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Third quarter report
for the period ended September 30, 2011
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
8. Income Taxes

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2011	2010	2011	2010

Current
Canada	$(115)	$(76)	$(326)	$(207)
United States	(15)	(38)	(19)	(31)
Other	17	18	56	50

Total Current Tax	(113)	(96)	(289)	(188)

Deferred Tax	199	381	338	902

Income Tax Expense	$86	$285	$49	$714

9. Assets Held for Sale
On October 7, 2011, Encana announced that it has agreed to sell the Company’s interest in the Cabin Gas Plant in the Horn River Basin of British Columbia for approximately C$220 million. The assets of $165 million represent a disposal group within the Company’s Canadian Division and are presented as held for sale as at September 30, 2011. Additional capital investment will be incurred on the assets prior to the closing date.
On September 7, 2011, Encana announced that it has agreed to sell a portion of the Company’s natural gas gathering assets in the Piceance region in Colorado for approximately $590 million. The assets of $154 million and associated liabilities of $52 million represent a disposal group within the Company’s USA Division and are also presented as held for sale as at September 30, 2011.
These divestitures remain subject to regulatory approvals and closing conditions and are expected to close by December 31, 2011.

As at
September 30,
2011

Assets Held for Sale
Property, plant and equipment, net (See Note 11)	$319

Liabilities Associated with Assets Held for Sale
Asset retirement obligation (See Note 14)	$2
Deferred income taxes	50

$52

Encana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Third quarter report
for the period ended September 30, 2011
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
10. Exploration and Evaluation

	Canadian	USA	Corporate
	Division	Division	& Other	Total
As at January 1, 2010	$729	$1,146	$10	$1,885
Capital expenditures	74	342	—	416
Transfers to property, plant and equipment (See Note 11)	—	(303)	—	(303)
Exploration and evaluation expense	—	(40)	(10)	(50)
Acquisitions	282	96	—	378
Divestitures	(16)	(199)	—	(215)
Foreign currency translation and other	45	2	—	47

As at December 31, 2010	$1,114	$1,044	$—	$2,158
Capital expenditures	95	109	—	204
Exploration and evaluation expense	—	(122)	—	(122)
Acquisitions (1)	254	39	—	293
Divestitures (1)	(14)	(20)	—	(34)
Foreign currency translation and other	(66)	1	—	(65)

As at September 30, 2011	$1,383	$1,051	$—	$2,434

(1)	Includes swaps of $1 million.
During the nine months ended September 30, 2011, $122 million in previously capitalized exploration and evaluation costs related to the West Texas assets were deemed not commercially viable and were recognized as exploration and evaluation expense.
For the nine months ended September 30, 2011, $13 million in costs were charged directly to exploration and evaluation expense in the Consolidated Statement of Earnings ($10 million for the nine months ended September 30, 2010 and $15 million for the twelve months ended December 31, 2010).
During 2010, the Company determined certain properties within the USA Division’s Haynesville key resource play were technically feasible and commercially viable. Accordingly, $303 million of accumulated exploration and evaluation costs were transferred to property, plant and equipment.
During 2010, $50 million in previously capitalized exploration and evaluation costs related to the Marcellus and Greenland assets were deemed not commercially viable and were recognized as exploration and evaluation expense.

Encana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Third quarter report
for the period ended September 30, 2011
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
11. Property, Plant and Equipment, Net
Cost

	Canadian	USA	Market	Corporate
	Division	Division	Optimization	& Other	Total
As at January 1, 2010	$22,143	$19,875	$214	$1,239	$43,471
Capital expenditures	2,132	2,153	2	61	4,348
Transfers from exploration and evaluation (See Note 10)	—	303	—	—	303
Acquisitions (1)	362	122	—	—	484
Change in asset retirement cost	151	2	—	—	153
Divestitures (1)	(630)	(752)	—	1	(1,381)
Assets under construction	101	—	—	393	494
Foreign currency translation and other	1,204	—	11	76	1,291

As at December 31, 2010	$25,463	$21,703	$227	$1,770	$49,163
Capital expenditures	1,532	1,767	—	86	3,385
Acquisitions (2)	151	61	—	2	214
Change in asset retirement cost	51	21	—	—	72
Reclassification to assets held for sale (See Note 9)	(165)	(285)	—	—	(450)
Divestitures (2)	(337)	(390)	—	(4)	(731)
Assets under finance lease	—	158	—	—	158
Assets under construction	80	—	—	221	301
Foreign currency translation and other	(1,146)	1	(10)	(91)	(1,246)

As at September 30, 2011	$25,629	$23,036	$217	$1,984	$50,866

(1)	Includes swaps of $129 million.

(2)	Includes swaps of $38 million.
Accumulated Depreciation, Depletion and Amortization

	Canadian	USA	Market	Corporate
	Division	Division	Optimization	& Other	Total
As at January 1, 2010	$11,710	$7,092	$90	$291	$19,183
Depreciation, depletion and amortization	1,286	1,954	11	67	3,318
Impairments	496	—	—	—	496
Divestitures	(364)	(285)	—	—	(649)
Foreign currency translation and other	657	20	5	(12)	670

As at December 31, 2010	$13,785	$8,781	$106	$346	$23,018
Depreciation, depletion and amortization	1,055	1,420	9	58	2,542
Reclassification to assets held for sale (See Note 9)	—	(131)	—	—	(131)
Divestitures	(195)	(172)	—	—	(367)
Foreign currency translation and other	(628)	13	(5)	(42)	(662)

As at September 30, 2011	$14,017	$9,911	$110	$362	$24,400

Net Book Value

	Canadian	USA	Market	Corporate
	Division	Division	Optimization	& Other	Total
As at January 1, 2010	$10,433	$12,783	$124	$948	$24,288
As at December 31, 2010	$11,678	$12,922	$121	$1,424	$26,145
As at September 30, 2011	$11,612	$13,125	$107	$1,622	$26,466

Encana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Third quarter report
for the period ended September 30, 2011
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
11. Property, Plant and Equipment, Net (continued)
During 2011, the Company entered into a finance lease arrangement whereby the beneficial rights of ownership of specific equipment will be conveyed to Encana over the next five years. The Company recorded an asset under finance lease with a corresponding finance lease obligation totaling $158 million. Subsequent to entering into the arrangement, $141 million of the finance lease obligation was paid by Encana. As at September 30, 2011, the carrying value of the equipment under finance lease is $151 million.
During 2010, Encana recognized a $496 million impairment relating to the Company’s Canadian offshore upstream assets. The impairment was based on the difference between the December 31, 2010 net book value of the assets and the recoverable amount. The recoverable amount was determined using fair value less costs to sell based on discounted future cash flows of proved and probable reserves using forecast prices and costs.
In 2008, Encana signed a contract for the design and construction of the Production Field Centre (“PFC”) for the Deep Panuke project. As at September 30, 2011, the Canadian Division property, plant, and equipment and total assets includes Encana’s accrual to date of $608 million ($528 million at December 31, 2010) related to this offshore facility as an asset under construction.
In 2007, Encana announced that it had entered into a 25 year lease agreement with a third party developer for The Bow office project. As at September 30, 2011, Corporate and Other property, plant and equipment and total assets includes Encana’s accrual to date of $1,251 million ($1,090 million at December 31, 2010) related to this office project as an asset under construction.
Corresponding liabilities for the PFC and The Bow office project are included in other liabilities and provisions in the Consolidated Balance Sheet. There is no effect on the Company’s net earnings or cash flows related to the capitalization of the PFC or The Bow office project.
12. Goodwill

	As at	As at
	September 30,	December 31,
	2011	2010

Canadian Division	$1,199	$1,252
USA Division	473	473

	$1,672	$1,725

Goodwill was assessed for impairment as at December 31, 2010. The after-tax cash flows used to determine the recoverable amounts of the cash-generating units were discounted using an estimated year-end weighted average cost of capital of 10 percent. As at December 31, 2010, the recoverable amounts exceeded the aggregated carrying values of the cash-generating units. Accordingly, no impairment was recognized.

Encana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Third quarter report
for the period ended September 30, 2011
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
13. Current and Long-Term Debt

	C$	As at	As at
	Principal	September 30,	December 31,
Current Debt	Amount	2011	2010

Canadian Dollar Denominated Debt
Revolving credit and term loan borrowings	$957	$921	$—
Current Portion of Long-Term Debt	500	482	—

	$1,457	1,403	—

U.S. Dollar Denominated Debt
Revolving credit and term loan borrowings		150	—
Current Portion of Long-Term Debt		500	500

		$2,053	$500

During the nine months ended September 30, 2011, the Company borrowed commercial paper of which $1,071 million remains outstanding. The outstanding commercial paper, which is supported by committed revolving bank credit facilities, bears interest at approximately one percent.

	C$	As at	As at
	Principal	September 30,	December 31,
Long-Term Debt	Amount	2011	2010

Canadian Dollar Denominated Debt
4.30% due March 12, 2012	$500	$482	$503
5.80% due January 18, 2018	750	722	754

Canadian Unsecured Notes	$1,250	1,204	1,257

U.S. Dollar Denominated Debt
6.30% due November 1, 2011		500	500
4.75% due October 15, 2013		500	500
5.80% due May 1, 2014		1,000	1,000
5.90% due December 1, 2017		700	700
6.50% due May 15, 2019		500	500
8.125% due September 15, 2030		300	300
7.20% due November 1, 2031		350	350
7.375 due November 1, 2031		500	500
6.50% due August 15, 2034		750	750
6.625% due August 15, 2037		500	500
6.50% due February 1, 2038		800	800

U.S. Unsecured Notes		6,400	6,400

Total Principal		7,604	7,657

Increase in Value of Debt Acquired		46	50
Debt Discounts and Transaction Costs		(70)	(78)
Current Portion of Long-Term Debt		(982)	(500)

		$6,598	$7,129

Encana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Third quarter report
for the period ended September 30, 2011
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
14. Asset Retirement Obligation

	As at	As at
	September 30,	December 31,
	2011	2010

Asset Retirement Obligation, Beginning of Year	$953	$819
Liabilities Incurred	35	104
Liabilities Settled	(36)	(26)
Liabilities Divested	(26)	(79)
Reclassification to Liabilities Associated with Assets Held for Sale (See Note 9)	(2)	—
Change in Estimated Future Cash Outflows	39	55
Accretion Expense	38	48
Foreign Currency Translation and Other	(31)	32

Asset Retirement Obligation, End of Period	$970	$953

Encana is responsible for the retirement of long-lived assets related to its oil and gas assets and midstream facilities at the end of their useful lives. The Company’s September 30, 2011 obligation reflects the remeasurement of the liability using Encana’s discount rate of 5.2 percent (December 31, 2010 — 5.4 percent).
15. Capital Structure
The Company’s capital structure consists of shareholders’ equity plus debt, defined as current and long-term debt. The Company’s objectives when managing its capital structure are to:
i)	maintain financial flexibility to preserve Encana’s access to capital markets and its ability to meet its financial obligations; and

ii)	finance internally generated growth, as well as potential acquisitions.
The Company monitors its capital structure using several non-GAAP financial metrics which are used as measures of the Company’s overall financial strength. Key metrics include Debt to Debt Adjusted Cash Flow, Debt to Adjusted EBITDA and Debt to Capitalization.
As at September 30, 2011, Debt to Debt Adjusted Cash Flow was 1.9 times (December 31, 2010 — 1.6 times) calculated on a trailing 12-month basis as follows:

	As at	As at
	September 30,	December 31,
(trailing 12-month basis)	2011	2010

Debt	$8,651	$7,629

Net Earnings (Loss)	$(95)	$1,170
Add (deduct):
Exploration and evaluation	162	50
Depreciation, depletion and amortization	3,385	3,318
Impairments	496	496
(Gain) loss on divestitures	(141)	(141)
Accretion of asset retirement obligation	50	48
Deferred income taxes	76	640
Unrealized (gain) loss on risk management	100	(945)
Unrealized foreign exchange (gain) loss	29	(278)
Other	54	79

Cash Flow	4,116	4,437
Interest expense, after tax	341	360

Debt Adjusted Cash Flow	$4,457	$4,797

Debt to Debt Adjusted Cash Flow	1.9x	1.6x

Debt to Debt Adjusted Cash Flow provides a consistent and comparable measure between periods by excluding unrealized and non-cash items that are included in the Company’s Debt to Adjusted EBITDA calculation.

Encana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Third quarter report
for the period ended September 30, 2011
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
15. Capital Structure (continued)
Encana targets a Debt to Adjusted EBITDA of less than 2.0 times. As at September 30, 2011, Debt to Adjusted EBITDA was 2.1 times (December 31, 2010 — 1.4 times) calculated on a trailing 12-month basis as follows:

	As at	As at
	September 30,	December 31,
(trailing 12-month basis)	2011	2010

Debt	$8,651	$7,629

Net Earnings (Loss)	$(95)	$1,170
Add (deduct):
Interest	467	501
Income tax expense (recovery)	(238)	427
Exploration and evaluation	180	65
Depreciation, depletion and amortization	3,385	3,318
Impairments	496	496
(Gain) loss on divestitures	(141)	(141)
Accretion of asset retirement obligation	50	48
Foreign exchange (gain) loss, net	72	(250)

Adjusted EBITDA	$4,176	$5,634

Debt to Adjusted EBITDA	2.1x	1.4x

As at September 30, 2011, the Company’s Debt to Adjusted EBITDA was 2.1 times primarily due to the lower natural gas prices experienced during the last twelve months.
Encana targets a Debt to Capitalization ratio of less than 40 percent. As at September 30, 2011, Encana’s Debt to Capitalization ratio was 34 percent (December 31, 2010 — 31 percent) calculated as follows:

	As at	As at
	September 30,	December 31,
	2011	2010

Debt	$8,651	$7,629
Shareholders’ Equity	16,579	16,833

Capitalization	$25,230	$24,462

Debt to Capitalization Ratio	34%	31%

Encana has a long-standing practice of maintaining capital discipline, managing its capital structure and adjusting its capital structure according to market conditions to maintain flexibility while achieving the objectives stated above. To manage the capital structure, the Company may adjust capital spending, adjust dividends paid to shareholders, purchase shares for cancellation pursuant to normal course issuer bids, issue new shares, issue new debt or repay existing debt.
The Company’s capital management objectives, evaluation measures, definitions and targets have remained unchanged. The metrics presented may not be comparable to similar measures presented by other companies and the Company may choose to present different measures as determined at each reporting date. Encana is subject to certain financial covenants in its credit facility agreements and is in compliance with all financial covenants.

Encana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Third quarter report
for the period ended September 30, 2011
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
16. Share Capital
Authorized
The Company is authorized to issue an unlimited number of common shares, an unlimited number of first preferred shares and an unlimited number of second preferred shares.
Issued and Outstanding

	As at		As at
	September 30, 2011		December 31, 2010
(millions)	Number	Amount	Number	Amount

Common Shares Outstanding, Beginning of Year	736.3	$2,319	751.3	$2,360
Common Shares Issued under Option Plans	—	2	0.4	5
Share-Based Compensation	—	—	—	2
Common Shares Purchased	—	—	(15.4)	(48)

Common Shares Outstanding, End of Period	736.3	$2,321	736.3	$2,319

Normal Course Issuer Bid
Encana has received regulatory approval each year under Canadian securities laws to purchase common shares under nine consecutive Normal Course Issuer Bids (“NCIB”). Encana is entitled to purchase, for cancellation, up to 36.8 million common shares under the renewed NCIB which commenced on December 14, 2010 and terminates on December 13, 2011.
To September 30, 2011, the Company did not purchase any common shares. To September 30, 2010, the Company purchased 15.4 million common shares for total consideration of approximately $499 million. Of the amount paid, $6 million was charged to paid in surplus, $48 million was charged to share capital and $445 million was charged to retained earnings.
Dividends
During the three months ended September 30, 2011, Encana paid dividends of $0.20 per common share totaling $147 million (2010 — $0.20 per common share totaling $147 million).
During the nine months ended September 30, 2011, Encana paid dividends of $0.60 per common share totaling $441 million (2010 — $0.60 per common share totaling $443 million).
Encana Stock Option Plan
Encana has stock-based compensation plans that allow employees to purchase common shares of the Company. Option exercise prices approximate the market price for the common shares on the date the options were granted. Options granted are exercisable at 30 percent of the number granted after one year, an additional 30 percent of the number granted after two years, are fully exercisable after three years and expire five years after the date granted.
All options outstanding as at September 30, 2011 have associated TSARs attached. In lieu of exercising the option, the associated TSARs give the option holder the right to receive a cash payment equal to the excess of the market price of Encana’s common shares at the time of exercise over the exercise price. In addition, certain stock options granted are performance based. The Performance TSARs vest and expire under the same terms and conditions as the underlying option. Vesting is also subject to Encana attaining prescribed performance relative to predetermined key measures. See Note 17 for further information on Encana’s outstanding and exercisable TSARs and Performance TSARs.
Encana Restricted Share Units
Encana has a stock-based compensation plan whereby employees are granted RSUs. An RSU is a conditional grant to receive an Encana common share, or the cash equivalent, as determined by Encana, and in accordance with the terms of the RSU plan and grant agreement. One RSU is notionally equivalent to one Encana common share. RSUs vest three years from the date of grant, provided the employee remains actively employed with Encana on the vesting date. See Note 17 for further information on Encana’s outstanding RSUs.

Encana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Third quarter report
for the period ended September 30, 2011
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
16. Share Capital (continued)
Encana Share Units Held by Cenovus Employees
On November 30, 2009, Encana completed a corporate reorganization to split into two independent publicly traded energy companies — Encana Corporation and Cenovus Energy Inc. (the “Split Transaction”). In conjunction with the Split Transaction, each holder of Encana share units disposed of their right in exchange for the grant of new Encana share units and Cenovus share units. Share units include TSARs, Performance TSARs, Stock Appreciation Rights (“SARs”), and Performance SARs. The terms and conditions of the share units are similar to the terms and conditions of the original share units.
With respect to the Encana share units held by Cenovus employees and the Cenovus share units held by Encana employees, both Encana and Cenovus have agreed to reimburse each other for share units exercised for cash by their respective employees. Accordingly, for Encana share units held by Cenovus employees, Encana has recorded a payable to Cenovus employees and a receivable due from Cenovus. The payable to Cenovus employees and the receivable due from Cenovus is based on the fair value of the Encana share units determined using the Black-Scholes-Merton model (See Notes 17 and 18). There is no impact on Encana’s net earnings for the share units held by Cenovus employees. TSARs and Performance TSARs held by Cenovus employees will expire by December, 2014. No further Encana share units will be granted to Cenovus employees.
Cenovus employees may exercise Encana TSARs and Encana Performance TSARs in exchange for Encana common shares. The following table summarizes the Encana TSARs and Performance TSARs held by Cenovus employees as at September 30, 2011:

		Weighted
		Average
	Number	Exercise
Canadian Dollar Denominated (C$)	(millions)	Price

Encana TSARs held by Cenovus employees
Outstanding	4.3	32.38
Exercisable	3.6	33.02

Encana Performance TSARs held by Cenovus employees
Outstanding	6.2	31.68
Exercisable	4.9	32.37
Per Share Amounts
The following table summarizes the common shares used in calculating net earnings per common share:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
(millions)	2011	2010	2011	2010

Weighted Average Common Shares Outstanding
Basic	736.3	736.3	736.3	740.8
Diluted	737.6	737.8	737.4	743.4
Outstanding TSARs, Performance TSARs and RSUs can be exchanged for common shares of Encana in accordance with the terms of the plans. As a result, they are considered potentially dilutive and are included in the calculation of Encana’s diluted net earnings per share calculation when they are dilutive for the period.
For purposes of calculating the diluted net earnings per common share for the three months ended September 30, 2011, the cash-settled calculation was determined to be the most dilutive and no adjustment was made to net earnings. For the three months ended September 30, 2010, the equity-settled method was determined to be the most dilutive. Under the equity-settled method, the calculation adjusts the reported net earnings for applicable cash-settled share units as if they were accounted for as equity instruments. Accordingly, an adjustment of $13 million was made to reduce net earnings for the purposes of calculating diluted net earnings per common share.

Encana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Third quarter report
for the period ended September 30, 2011
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
16. Share Capital (continued)
Per Share Amounts (continued)
For purposes of calculating the diluted net earnings per common share for the nine months ended September 30, 2011, the cash-settled calculation was determined to be the most dilutive and no adjustment was made to net earnings. For the nine months ended September 30, 2010, the equity-settled calculation was determined to be the most dilutive. Accordingly, net earnings was reduced by $22 million for the purposes of calculating diluted net earnings per common share.
Paid in Surplus
As at September 30, 2011, the paid in surplus balance of $9 million relates to RSUs (See Note 17).
17. Compensation Plans
The following sections outline certain information related to Encana’s compensation plans as at September 30, 2011.
Encana accounts for TSARs, Performance TSARs, SARs and Performance SARs held by Encana employees as cash-settled share-based payment transactions and accordingly, accrues compensation costs over the vesting period based on the fair value of the rights determined using the Black-Scholes-Merton model. TSARs, Performance TSARs, SARs and Performance SARs granted are exercisable at 30 percent of the number granted after one year, an additional 30 percent of the number granted after two years, are fully exercisable after three years and expire five years after the date granted.
As at September 30, 2011, the fair value of the Encana share units held by Encana employees was estimated using the following weighted average assumptions: risk free rate of 0.94 percent, dividend yield of 3.88 percent, volatility of 35.33 percent, expected term of 1.7 years and an Encana market share price of C$20.17. As at September 30, 2011, the fair value of the Cenovus share units held by Encana employees was estimated using the following weighted average assumptions: risk free rate of 0.94 percent, dividend yield of 2.48 percent, volatility of 37.36 percent, expected term of 1.1 years and a Cenovus market share price of C$32.27.
In conjunction with the Split Transaction, Encana employees were provided share units of Cenovus as described in Note 16.
A) Tandem Stock Appreciation Rights
All options to purchase common shares issued under the Encana Stock Option Plan have associated TSARs attached. In lieu of exercising the option, the associated TSARs give the option holder the right to receive a cash payment equal to the excess of the market price of Encana’s common shares at the time of exercise over the exercise price. The TSARs vest and expire under the same terms and conditions as the underlying option.
The following table summarizes information related to the Encana and Cenovus TSARs held by Encana employees as at September 30, 2011:

	Encana TSARs		Cenovus TSARs
		Weighted		Weighted
		Average		Average
		Exercise		Exercise
Canadian Dollar Denominated (C$)	Outstanding	Price	Outstanding	Price

Outstanding, Beginning of Year	14,240,267	30.89	8,213,658	27.81
Granted	3,978,425	30.87	—	—
Exercised — SARs	(3,327,083)	26.08	(3,868,382)	26.06
Exercised — Options	(39,020)	25.45	(55,310)	23.10
Forfeited	(619,173)	32.44	(90,918)	29.52

Outstanding, End of Period	14,233,416	31.96	4,199,048	29.44

Exercisable, End of Period	6,424,057	32.68	3,421,325	30.15

For the nine months ended September 30, 2011, Encana recorded a reduction in compensation costs of $3 million related to the Encana TSARs and compensation costs of $4 million related to the Cenovus TSARs (2010 — reduction of compensation costs of $16 million related to the Encana TSARs and compensation costs of $13 million related to the Cenovus TSARs).

Encana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Third quarter report
for the period ended September 30, 2011
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
17. Compensation Plans (continued)
B) Performance Tandem Stock Appreciation Rights
From 2007 to 2009, Encana granted Performance TSARs. In lieu of exercising the option, the option holder has the right to receive a cash payment equal to the excess of the market price of Encana’s common shares at the time of exercise over the exercise price. The Performance TSARs vest and expire under the same terms and conditions as the underlying option. Vesting is also subject to Encana attaining prescribed performance relative to predetermined key measures. Performance TSARs that do not vest when eligible are forfeited.
The following table summarizes information related to the Encana and Cenovus Performance TSARs held by Encana employees as at September 30, 2011:

	Encana Performance		Cenovus Performance
	TSARs		TSARs
		Weighted		Weighted
		Average		Average
		Exercise		Exercise
Canadian Dollar Denominated (C$)	Outstanding	Price	Outstanding	Price

Outstanding, Beginning of Year	9,107,569	31.46	8,940,486	28.49
Exercised — SARs	(504,902)	29.32	(2,462,449)	28.27
Exercised — Options	(148)	29.04	(3,152)	26.62
Forfeited	(487,156)	32.94	(362,966)	29.15

Outstanding, End of Period	8,115,363	31.51	6,111,919	28.55

Exercisable, End of Period	6,630,825	32.06	4,624,465	29.28

For the nine months ended September 30, 2011, Encana recorded a reduction in compensation costs of $10 million related to the Encana Performance TSARs and compensation costs of $12 million related to the Cenovus Performance TSARs (2010 — reduction of compensation costs of $11 million related to the Encana Performance TSARs and compensation costs of $8 million related to the Cenovus Performance TSARs).

C) Stock Appreciation Rights
During 2008 and 2009, Canadian dollar denominated SARs were granted to employees, which entitle the employee to receive a cash payment equal to the excess of the market price of Encana’s common shares at the time of exercise over the exercise price of the right.
The following table summarizes information related to the Encana and Cenovus SARs held by Encana employees as at September 30, 2011:

	Encana SARs		Cenovus SARs
		Weighted		Weighted
		Average		Average
		Exercise		Exercise
Canadian Dollar Denominated (C$)	Outstanding	Price	Outstanding	Price

Outstanding, Beginning of Year	2,186,616	33.86	2,158,511	30.67
Exercised	(54,800)	28.58	(401,678)	30.02
Forfeited	(112,233)	36.40	(62,431)	32.83

Outstanding, End of Period	2,019,583	33.86	1,694,402	30.74

Exercisable, End of Period	1,594,659	35.11	1,281,116	32.16

Encana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Third quarter report
for the period ended September 30, 2011
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
17. Compensation Plans (continued)
C) Stock Appreciation Rights (continued)
Since 2010, U.S. dollar denominated SARs have been granted to eligible employees. The terms and conditions are similar to the Canadian dollar denominated SARs. The following table summarizes information related to U.S. dollar denominated SARs as at September 30, 2011:

	Encana SARs
		Weighted
		Average
		Exercise
U.S. Dollar Denominated (US$)	Outstanding	Price

Outstanding, Beginning of Year	4,718,590	30.73
Granted	3,393,540	30.99
Exercised	(120,571)	30.74
Forfeited	(326,885)	31.30

Outstanding, End of Period	7,664,674	30.82

Exercisable, End of Period	1,168,869	30.87

For the nine months ended September 30, 2011, Encana recorded a reduction in compensation costs of $5 million related to the Encana SARs and compensation costs of $2 million related to the Cenovus SARs (2010 — compensation costs of $6 million related to the Encana SARs and compensation costs of $2 million related to the Cenovus SARs).
D) Performance Stock Appreciation Rights
During 2008 and 2009, Encana granted Performance SARs to certain employees which entitle the employee to receive a cash payment equal to the excess of the market price of Encana’s common shares at the time of exercise over the grant price. Performance SARs are subject to Encana attaining prescribed performance relative to predetermined key measures. Performance SARs that do not vest when eligible are forfeited.
The following table summarizes information related to the Encana and Cenovus Performance SARs held by Encana employees as at September 30, 2011:

	Encana Performance		Cenovus Performance
	SARs		SARs
		Weighted		Weighted
		Average		Average
		Exercise		Exercise
Canadian Dollar Denominated (C$)	Outstanding	Price	Outstanding	Price

Outstanding, Beginning of Year	3,017,862	32.01	3,005,998	28.96
Exercised	(81,427)	29.04	(522,092)	29.40
Forfeited	(190,681)	32.43	(160,704)	29.02

Outstanding, End of Period	2,745,754	32.07	2,323,202	28.86

Exercisable, End of Period	1,989,206	33.22	1,566,654	30.11

For the nine months ended September 30, 2011, Encana recorded a reduction in compensation costs of $3 million related to the Encana Performance SARs and compensation costs of $5 million related to the Cenovus Performance SARs (2010 — a reduction in compensation costs of $2 million related to the Encana Performance SARs and compensation costs of $3 million related to the Cenovus Performance SARs).

Encana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Third quarter report
for the period ended September 30, 2011
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
17. Compensation Plans (continued)
E) Performance Share Units (“PSUs”)
Since 2010, PSUs were granted to eligible employees which entitle the employees to receive, upon vesting, a cash payment equal to the value of one common share of Encana for each PSU held, depending upon the terms of the PSU plan. PSUs vest three years from the date of grant, provided the employee remains actively employed with Encana on the vesting date.
The ultimate value of the PSUs will depend upon Encana’s performance measured over the three-year period. Each year, Encana’s performance will be assessed by the Board to determine whether the performance criteria have been met. Based on this assessment, up to a maximum of two times the original PSU grant may be awarded in respect of the year being measured. The respective proportion of the original PSU grant deemed eligible to vest for each year will be valued and the notional cash value deposited to a PSU account, with payout deferred to the final vesting date.
The following table summarizes information related to the PSUs as at September 30, 2011:

	Canadian Dollar	U.S. Dollar
	Denominated	Denominated
	Outstanding	Outstanding
	PSUs	PSUs

Outstanding, Beginning of Year	875,181	795,912
Granted	696,845	565,225
Deemed Eligible to Vest	(263,174)	(239,921)
Units, in Lieu of Dividends	28,109	24,675
Forfeited	(86,835)	(54,767)

Outstanding, End of Period	1,250,126	1,091,124

For the nine months ended September 30, 2011, Encana recorded compensation costs of $11 million related to the outstanding PSUs (2010 — compensation costs of $11 million).
F) Deferred Share Units (“DSUs”)
The Company has in place a program whereby Directors and certain key employees are issued DSUs, which vest immediately, are equivalent in value to a common share of the Company and are settled in cash. DSUs can be redeemed in accordance with the terms of the agreement and expire on December 15th of the year following the Director’s resignation or employee’s departure.
Employees have the option to convert either 25 or 50 percent of their annual High Performance Results (“HPR”) award into DSUs. The number of DSUs is based on the value of the award divided by the closing value of Encana’s share price at the end of the performance period of the HPR award.
The following table summarizes information related to the DSUs as at September 30, 2011:

Outstanding
Canadian Dollar Denominated	DSUs

Outstanding, Beginning of Year	716,893
Granted	104,905
Converted from HPR awards	51,620
Units, in Lieu of Dividends	19,464
Redeemed	(287)

Outstanding, End of Period	892,595

For the nine months ended September 30, 2011, Encana recorded a reduction in compensation costs of $5 million related to the outstanding DSUs (2010 — compensation costs of $1 million).

Encana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Third quarter report
for the period ended September 30, 2011
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
17. Compensation Plans (continued)
G) Restricted Share Units
In 2011, RSUs were granted to eligible employees as described in Note 16. An RSU is a conditional grant to receive Encana common shares, or the cash equivalent, as determined by Encana, and in accordance with the terms of the RSU plan and grant agreement. One RSU is notionally equivalent to one Encana common share. RSUs vest three years from the date of grant, provided the employee remains actively employed with Encana on the vesting date.
Encana accounts for RSUs as equity-settled share-based payment transactions and recognizes compensation costs over the vesting period based on the fair value of the share units at the grant date with a corresponding credit to paid in surplus.
The following table summarizes information related to the RSUs at September 30, 2011:

	Canadian Dollar	U.S. Dollar
	Denominated	Denominated
	Outstanding	Outstanding
	RSUs	RSUs

Outstanding, Beginning of Year	—	—
Granted	766,955	632,055
Units, in Lieu of Dividends	16,163	13,416
Forfeited	(41,738)	(25,460)

Outstanding, End of Period	741,380	620,011

For the nine months ended September 30, 2011, Encana recorded compensation costs of $9 million related to the outstanding RSUs (2010 — compensation costs of nil).
H) Pensions
Encana’s net benefit plan expense for the three months ended September 30, 2011 was $15 million (2010 — $15 million) and for the nine months ended September 30, 2011 was $47 million (2010 — $45 million). Encana’s contribution to the defined benefit pension plans for the nine months ended September 30, 2011 was $18 million (2010 — $8 million).

Encana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Third quarter report
for the period ended September 30, 2011
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
18. Financial Instruments and Risk Management
Encana’s financial assets and liabilities are recognized in cash and cash equivalents, accounts receivable and accrued revenues, investments and other assets, accounts payable and accrued liabilities, risk management assets and liabilities, and current and long-term debt. Risk management assets and liabilities arise from the use of derivative financial instruments. Fair values of financial assets and liabilities, summarized information related to risk management positions, and discussion of risks associated with financial assets and liabilities are presented as follows:
A) Fair Value of Financial Assets and Liabilities
The fair values of cash and cash equivalents, accounts receivable and accrued revenues, and accounts payable and accrued liabilities approximate their carrying amount due to the short-term maturity of those instruments except for the amounts associated with share units issued as part of the November 30, 2009 Split Transaction as discussed in Notes 16 and 17.
Risk management assets and liabilities are recorded at their estimated fair value using quoted market prices which are either directly or indirectly observable at the reporting date.
The fair value of investments and other assets approximate their carrying amount due to the nature of the instruments held.
Current and long-term debt are carried at amortized cost using the effective interest method of amortization. The estimated fair value of current and long-term borrowings has been determined based on market information where available, or by discounting future payments of interest and principal at estimated interest rates expected to be available to the Company at period end.
The fair value of financial assets and liabilities were as follows:

	As at		As at
	September 30, 2011		December 31, 2010
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
Financial Assets
Held for Trading:
Accounts receivable and accrued revenues (1)	$4	$4	$27	$27
Risk management assets (2)	1,466	1,466	1,234	1,234
Loans and Receivables:
Cash and cash equivalents	310	310	629	629
Accounts receivable and accrued revenues	1,034	1,034	1,076	1,076
Investments and other assets	96	96	86	86
Financial Liabilities
Held for Trading:
Accounts payable and accrued liabilities (3), (4)	$83	$83	$147	$147
Risk management liabilities (2)	7	7	73	73
Financial Liabilities Measured at Amortized Cost:
Accounts payable and accrued liabilities	2,020	2,020	2,122	2,122
Current and long-term debt	8,651	9,648	7,629	8,488

(1)	Represents amounts due from Cenovus for Encana share units held by Cenovus employees (See Note 16).

(2)	Including current portion.

(3)	Includes amounts due to Cenovus employees for Encana share units held (See Note 16).

(4)	Includes amounts due to Cenovus for Cenovus share units held by Encana employees (See Notes 16 and 17).

Encana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Third quarter report
for the period ended September 30, 2011
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
18. Financial Instruments and Risk Management (continued)
B) Risk Management Assets and Liabilities

	As at	As at
	September 30,	December 31,
Net Risk Management Position	2011	2010
Risk Management
Current asset	$1,169	$729
Long-term asset	297	505

	1,466	1,234

Risk Management
Current liability	4	65
Long-term liability	3	8

	7	73

Net Risk Management Asset	$1,459	$1,161

Summary of Unrealized Risk Management Positions

	As at September 30, 2011			As at December 31, 2010
	Risk Management			Risk Management
	Asset	Liability	Net	Asset	Liability	Net

Commodity Prices
Natural gas	$1,454	$7	$1,447	$1,234	$63	$1,171
Power	12	—	12	—	10	(10)

Total Fair Value	$1,466	$7	$1,459	$1,234	$73	$1,161

Net Fair Value Methodologies Used to Calculate Unrealized Risk Management Positions
The total net fair value of Encana’s unrealized risk management positions is $1,459 million as at September 30, 2011 ($1,161 million as at December 31, 2010) and has been calculated using both quoted prices in active markets and observable market-corroborated data.
Net Fair Value of Commodity Price Positions as at September 30, 2011

	Notional Volumes	Term	Average Price	Fair Value

Natural Gas Contracts
Fixed Price Contracts
NYMEX Fixed Price	1,823 MMcf/d	2011	5.76 US$/Mcf	$328
NYMEX Fixed Price	1,955 MMcf/d	2012	5.80 US$/Mcf	1,111
NYMEX Fixed Price	505 MMcf/d	2013	5.24 US$/Mcf	79

Basis Contracts (1)

Canada		2011		(19)
United States		2011		(10)
Canada and United States		2012-2015		(44)

				1,445
Other Financial Positions (2)				2

Natural Gas Fair Value Position				1,447

Power Purchase Contracts
Power Fair Value Position				12

				$1,459

(1)
Encana has entered into swaps to protect against widening natural gas price differentials between production areas, including Canada, the U.S. Rockies and Texas, and various sales points. These basis swaps are priced using both fixed prices and basis prices determined as a percentage of NYMEX.

(2)	Other financial positions are part of the ongoing operations of the Company’s proprietary production management.

Encana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Third quarter report
for the period ended September 30, 2011
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
18. Financial Instruments and Risk Management (continued)
B) Risk Management Assets and Liabilities (continued)
Earnings Impact of Realized and Unrealized Gains (Losses) on Risk Management Positions

	Realized Gain (Loss)		Realized Gain (Loss)
	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2011	2010	2011	2010

Revenues, Net of Royalties	$215	$318	$619	$895
Operating Expenses and Other	1	(2)	(2)	(3)

Gain (Loss) on Risk Management	$216	$316	$617	$892

	Unrealized Gain (Loss)		Unrealized Gain (Loss)
	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2011	2010	2011	2010

Revenues, Net of Royalties	$400	$498	$276	$1,347
Operating Expenses and Other	2	(7)	22	(4)

Gain (Loss) on Risk Management	$402	$491	$298	$1,343

Reconciliation of Unrealized Risk Management Positions from January 1 to September 30

	2011		2010
		Total	Total
		Unrealized	Unrealized
	Fair Value	Gain (Loss)	Gain (Loss)

Fair Value of Contracts, Beginning of Year	$1,161
Change in Fair Value of Contracts in Place at Beginning of Year and Contracts Entered into During the Period	915	$915	$2,235
Fair Value of Contracts Realized During the Period	(617)	(617)	(892)

Fair Value of Contracts, End of Period	$1,459	$298	$1,343

C) Risks Associated with Financial Assets and Liabilities
The Company is exposed to financial risks arising from its financial assets and liabilities. Financial risks include market risks (such as commodity prices, foreign exchange and interest rates), credit risk and liquidity risk. The fair value or future cash flows of financial assets or liabilities may fluctuate due to movement in market prices and the exposure to credit and liquidity risks.
Commodity Price Risk
Commodity price risk arises from the effect that fluctuations of future commodity prices may have on the fair value or future cash flows of financial assets and liabilities. To partially mitigate exposure to commodity price risk, the Company has entered into various financial derivative instruments. The use of these derivative instruments is governed under formal policies and is subject to limits established by the Board. The Company’s policy is to not use derivative financial instruments for speculative purposes.
Natural Gas — To partially mitigate the natural gas commodity price risk, the Company has entered into swaps which fix the NYMEX prices. To help protect against widening natural gas price differentials in various production areas, Encana has entered into swaps to manage the price differentials between these production areas and various sales points.
Power — The Company has in place Canadian dollar denominated derivative contracts to manage its electricity consumption costs.

Encana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Third quarter report
for the period ended September 30, 2011
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
18. Financial Instruments and Risk Management (continued)
C) Risks Associated with Financial Assets and Liabilities (continued)
Commodity Price Risk (continued)
The following table summarizes the sensitivity of the fair value of the Company’s risk management positions to fluctuations in commodity prices, with all other variables held constant. The Company has used a 10 percent variability to assess the potential impact of commodity price changes. Fluctuations in commodity prices could have resulted in unrealized gains (losses) impacting pre-tax net earnings as at September 30 as follows:

	2011		2010
	10% Price	10% Price	10% Price	10% Price
	Increase	Decrease	Increase	Decrease

Natural gas price	$(459)	$459	$(430)	$430
Power price	5	(5)	6	(6)
Credit Risk
Credit risk arises from the potential that the Company may incur a loss if a counterparty to a financial instrument fails to meet its obligation in accordance with agreed terms. This credit risk exposure is mitigated through the use of Board-approved credit policies governing the Company’s credit portfolio and with credit practices that limit transactions according to counterparties’ credit quality. As at September 30, 2011, cash equivalents include high-grade, short-term securities, placed primarily with governments and financial institutions with strong investment grade ratings. Any foreign currency agreements entered into are with major financial institutions in Canada and the United States or with counterparties having investment grade credit ratings.
A substantial portion of the Company’s accounts receivable are with customers in the oil and gas industry and are subject to normal industry credit risks. As at September 30, 2011, approximately 94 percent (94 percent at December 31, 2010) of Encana’s accounts receivable and financial derivative credit exposures are with investment grade counterparties.
As at September 30, 2011, Encana has four counterparties (2010 — three counterparties) whose net settlement position individually account for more than 10 percent of the fair value of the outstanding in-the-money net financial instrument contracts by counterparty. The maximum credit risk exposure associated with accounts receivable and accrued revenues and risk management assets is the total carrying value.
Liquidity Risk
Liquidity risk is the risk the Company will encounter difficulties in meeting a demand to fund its financial liabilities as they come due. The Company manages its liquidity risk through cash and debt management. Encana monitors a number of ratios including Debt to Debt Adjusted Cash Flow and targets a Debt to Capitalization ratio of less than 40 percent and Debt to Adjusted EBITDA of less than 2.0 times as measures of the Company’s overall financial strength. Further information on these ratios is contained in Note 15.
In managing liquidity risk, the Company has access to cash equivalents and a wide range of funding at competitive rates through commercial paper, debt capital markets and committed revolving bank credit facilities. As at September 30, 2011, Encana had available unused committed, revolving bank credit facilities totaling $3.8 billion which include C$3.4 billion ($3.2 billion) on a bank credit facility for Encana and $564 million on a bank credit facility for a U.S. subsidiary that remain committed through October 2012 and February 2013, respectively.

Encana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Third quarter report
for the period ended September 30, 2011
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
18. Financial Instruments and Risk Management (continued)
C) Risks Associated with Financial Assets and Liabilities (continued)
Liquidity Risk (continued)
Encana also had unused capacity under two shelf prospectuses for up to $5.9 billion, the availability of which is dependent on market conditions, to issue up to C$2.0 billion ($1.9 billion) of debt securities in Canada and up to $4.0 billion in the United States. These shelf prospectuses expire in June 2013 and May 2012, respectively. The Company believes it has sufficient funding through the use of these facilities to meet foreseeable borrowing requirements.
The timing of cash outflows relating to financial liabilities are outlined in the table below:

	Less Than
	1 Year	1 - 3 Years	4 - 5 Years	6 - 9 Years	Thereafter	Total
Accounts Payable and Accrued Liabilities	$2,103	$—	$—	$—	$—	$2,103
Risk Management Liabilities	4	3	—	—	—	7
Current and Long-Term Debt (1)	2,508	2,324	672	3,026	6,313	14,843

(1)	Principal and interest.
Included in Encana’s current and long-term debt obligations of $14,843 million at September 30, 2011 is $1,071 million in principal obligations related to commercial paper. This amount is fully supported and Management expects that it will continue to be supported by committed revolving credit facilities that have no repayment requirements for the next year. Based on the current maturity dates of the commercial paper, these amounts are included in cash outflows for the period disclosed as Less Than 1 Year. Further information on current and long-term debt is contained in Note 13.
Foreign Exchange Risk
Foreign exchange risk arises from changes in foreign exchange rates that may affect the fair value or future cash flows of the Company’s financial assets or liabilities. As Encana operates primarily in North America, fluctuations in the exchange rate between the U.S./Canadian dollar can have a significant effect on the Company’s reported results. Encana’s functional currency is Canadian dollars; however, the Company reports its results in U.S. dollars as most of its revenue is closely tied to the U.S. dollar and to facilitate a more direct comparison to other North American oil and gas companies. As the effects of foreign exchange fluctuations are embedded in the Company’s results, the total effect of foreign exchange fluctuations are not separately identifiable.
To mitigate the exposure to the fluctuating U.S./Canadian dollar exchange rate, Encana maintains a mix of both U.S. dollar and Canadian dollar debt. At September 30, 2011, Encana had $5.6 billion in U.S. dollar debt issued from Canada that was subject to foreign exchange exposure ($5.4 billion at December 31, 2010) and $3.1 billion in debt that was not subject to foreign exchange exposure ($2.3 billion at December 31, 2010).
Encana’s foreign exchange (gain) loss primarily includes foreign exchange gains and losses on U.S. dollar cash and short-term investments held in Canada, unrealized foreign exchange gains and losses on the translation of U.S. dollar debt issued from Canada and unrealized foreign exchange gains and losses on the translation of U.S. dollar denominated risk management assets and liabilities held in Canada. A $0.01 change in the U.S. to Canadian dollar exchange rate would have resulted in a $48 million change in foreign exchange (gain) loss at September 30, 2011 (2010 — $46 million). The Company may enter into forward sales or purchases of U.S. or Canadian dollars to mitigate foreign exchange risk.
Interest Rate Risk
Interest rate risk arises from changes in market interest rates that may affect the fair value or future cash flows from the Company’s financial assets or liabilities. The Company may partially mitigate its exposure to interest rate changes by holding a mix of both fixed and floating rate debt.
At September 30, 2011, the sensitivity in net earnings for each one percent change in interest rates on floating rate debt was $8 million (2010 — nil).

Encana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Third quarter report
for the period ended September 30, 2011
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
19. Commitments and Contingencies
Legal Proceedings
The Company is involved in various legal claims associated with the normal course of operations. The Company believes it has made adequate provision for such legal claims.
20. Reclassification
Certain information provided for prior periods has been reclassified to conform to the presentation adopted in 2011.
21. Transition to IFRS
As disclosed in Note 2, these interim Consolidated Financial Statements represent Encana’s presentation of the financial results of operations and financial position under IFRS for the period ended September 30, 2011 in conjunction with the Company’s first annual audited Consolidated Financial Statements to be issued under IFRS as at and for the year ended December 31, 2011. As a result, these interim Consolidated Financial Statements have been prepared in accordance with IFRS 1, “First-time Adoption of International Financial Reporting Standards” and with IAS 34, “Interim Financial Reporting”, as issued by the IASB. Prior to 2011, the Company prepared its interim and annual Consolidated Financial Statements in accordance with previous GAAP.
IFRS 1 requires the presentation of comparative information as at the January 1, 2010 transition date and subsequent comparative periods as well as the consistent and retrospective application of IFRS accounting policies. To assist with the transition, the provisions of IFRS 1 allow for certain mandatory and optional exemptions for first-time adopters to alleviate the retrospective application of all IFRSs.
The following reconciliations present the adjustments made to the Company’s previous GAAP financial results of operations and financial position to comply with IFRS 1. A summary of the significant accounting policy changes and applicable exemptions are discussed following the reconciliations. Reconciliations include the Company’s Consolidated Balance Sheets as at January 1, 2010, September 30, 2010 and December 31, 2010, Statements of Changes in Shareholders’ Equity for the nine and twelve months ended September 30, 2010 and December 31, 2010, respectively, and Consolidated Statements of Earnings, Comprehensive Income and Cash Flows for the three and nine months ended September 30, 2010 and for the twelve months ended December 31, 2010.

Encana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Third quarter report
for the period ended September 30, 2011
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
21. Transition to IFRS (continued)
IFRS Opening Consolidated Balance Sheet
As at January 1, 2010

		IFRS Adjustments
	Previous				Foreign
($ millions)	GAAP	E&E	ARO	Compensation	Currency	IFRS
		(Note 21A)	(Note 21E)	(Note 21F)	(Note 21G)

Assets
Current Assets
Cash and cash equivalents	$4,275	$—	$—	$—	$—	$4,275
Accounts receivable and accrued revenues	1,180					1,180
Risk management	328					328
Inventories	12					12

	5,795	—	—	—	—	5,795
Exploration and Evaluation	—	1,885				1,885
Property, Plant and Equipment, net	26,173	(1,885)				24,288
Investments and Other Assets	164			(45)		119
Risk Management	32					32
Goodwill	1,663					1,663

	$33,827	$—	$—	$(45)	$—	$33,782

Liabilities and Shareholders’ Equity
Current Liabilities
Accounts payable and accrued liabilities	$2,143	$—	$—	$38	$—	$2,181
Income tax payable	1,776					1,776
Risk management	126					126
Current debt	200					200

	4,245	—	—	38	—	4,283
Long-Term Debt	7,568					7,568
Other Liabilities and Provisions	1,185			30		1,215
Risk Management	42					42
Asset Retirement Obligation	787		32			819
Deferred Income Taxes (Note 21H)	3,386		(6)	(20)		3,360

	17,213	—	26	48	—	17,287

Shareholders’ Equity
Share capital	2,360					2,360
Paid in surplus	6					6
Retained earnings	13,493		(26)	(93)	755	14,129
Accumulated other comprehensive income	755				(755)	—

Total Shareholders’ Equity	16,614	—	(26)	(93)	—	16,495

	$33,827	$—	$—	$(45)	$—	$33,782

Encana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Third quarter report
for the period ended September 30, 2011
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
21. Transition to IFRS (continued)
Consolidated Balance Sheet
As at September 30, 2010

		IFRS Adjustments
	Previous						Foreign
($ millions)	GAAP	E&E	DD&A	Divestitures	ARO	Compensation	Currency	IFRS
		(Note 21A)	(Note 21B)	(Note 21D)	(Note 21E)	(Note 21F)	(Note 21G)
Assets
Current Assets
Cash and cash equivalents	$1,397	$—	$—	$—	$—	$—	$—	$1,397
Accounts receivable and accrued revenues	1,012							1,012
Risk management	993							993
Income tax receivable	369							369
Inventories	6							6

	3,777	—	—	—	—	—	—	3,777
Exploration and Evaluation	—	2,048						2,048
Property, Plant and Equipment, net	27,368	(2,050)	(61)	169	142	(6)		25,562
Investments and Other Assets	259					(38)		221
Risk Management	692							692
Goodwill	1,683							1,683

	$33,779	$(2)	$(61)	$169	$142	$(44)	$—	$33,983

Liabilities and Shareholders’ Equity
Current Liabilities
Accounts payable and accrued liabilities	$2,142	$—	$—	$—	$—	$49	$—	$2,191
Risk management	95							95
Current debt	—							—

	2,237	—	—	—	—	49	—	2,286
Long-Term Debt	7,586							7,586
Other Liabilities and Provisions	1,544					29		1,573
Risk Management	14							14
Asset Retirement Obligation	771				175			946
Deferred Income Taxes (Note 21H)	4,277	(1)	(18)	56	(7)	(23)		4,284

	16,429	(1)	(18)	56	168	55	—	16,689

Shareholders’ Equity
Share capital	2,319							2,319
Retained earnings	14,146	(1)	(43)	113	(26)	(98)	789	14,880
Accumulated other comprehensive income	885	—	—	—	—	(1)	(789)	95

Total Shareholders’ Equity	17,350	(1)	(43)	113	(26)	(99)	—	17,294

	$33,779	$(2)	$(61)	$169	$142	$(44)	$—	$33,983

Encana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Third quarter report
for the period ended September 30, 2011
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
21. Transition to IFRS (continued)
Consolidated Balance Sheet
As at December 31, 2010

		IFRS Adjustments
	Previous							Foreign
($ millions)	GAAP	E&E	DD&A	Impairments	Divestitures	ARO	Compensation	Currency	IFRS
		(Note 21A)	(Note 21B)	(Note 21C)	(Note 21D)	(Note 21E)	(Note 21F)	(Note 21G)

Assets
Current Assets
Cash and cash equivalents	$629	$—	$—	$—	$—	$—	$—	$—	$629
Accounts receivable and accrued revenues	1,103								1,103
Risk management	729								729
Income tax receivable	390								390
Inventories	3								3

	2,854	—	—	—	—	—	—	—	2,854
Exploration and Evaluation	—	2,158							2,158
Property, Plant and Equipment, net	28,701	(2,200)	(89)	(503)	146	97	(7)		26,145
Investments and Other Assets	235						(39)		196
Risk Management	505								505
Goodwill	1,725								1,725

	$34,020	$(42)	$(89)	$(503)	$146	$97	$(46)	$—	$33,583

Liabilities and Shareholders’ Equity
Current Liabilities
Accounts payable and accrued liabilities	2,211$	$—	$—	$—	$—	$—	$58	$—	$2,269
Risk management	65								65
Current debt	500								500

	2,776	—	—	—	—	—	58	—	2,834
Long-Term Debt	7,129								7,129
Other Liabilities and Provisions	1,730						28		1,758
Risk Management	8								8
Asset Retirement Obligation	820					133			953
Deferred Income Taxes (Note 21H)	4,230	(15)	(26)	(126)	41	(7)	(29)		4,068

	16,693	(15)	(26)	(126)	41	126	57	—	16,750

Shareholders’ Equity
Share capital	2,319								2,319
Retained earnings	13,957	(27)	(60)	(371)	101	(27)	(98)	789	14,264
Accumulated other comprehensive income	1,051	—	(3)	(6)	4	(2)	(5)	(789)	250

Total Shareholders’ Equity	17,327	(27)	(63)	(377)	105	(29)	(103)	—	16,833

	$34,020	$(42)	$(89)	$(503)	$146	$97	$(46)	$—	$33,583

Encana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Third quarter report
for the period ended September 30, 2011
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
21. Transition to IFRS (continued)
Consolidated Statement of Earnings
Three Months Ended September 30, 2010

		IFRS Adjustments
	Previous						Foreign
($ millions, except per share amounts)	GAAP	E&E	DD&A	Divestitures	ARO	Compensation	Currency	IFRS
		(Note 21A)	(Note 21B)	(Note 21D)	(Note 21E)	(Note 21F)	(Note 21G)

Revenues, Net of Royalties	$2,425	$—	$—	$—	$—	$—	$—	$2,425

Expenses
Production and mineral taxes	49							49
Transportation	217							217
Operating	272	(2)				(3)		267
Purchased product	189							189
Exploration and evaluation	—	13						13
Depreciation, depletion and amortization	810	(10)	25					825
(Gain) loss on divestitures	(1)			(72)				(73)
Accretion of asset retirement obligation	12							12
Administrative	72					(3)		69
Interest	119							119
Foreign exchange (gain) loss, net	(154)						1	(153)

	1,585	1	25	(72)	—	(6)	1	1,534

Net Earnings Before Income Tax	840	(1)	(25)	72	—	6	(1)	891
Income tax expense (Note 21H)	271	—	(7)	21	—	—	—	285

Net Earnings	$569	$(1)	$(18)	$51	$—	$6	$(1)	$606

Net Earnings per Common Share (Note 21J)
Basic	$0.77							$0.82
Diluted	$0.77							$0.80

Consolidated Statement of Comprehensive Income Three Months Ended September 30, 2010

		IFRS Adjustments
	Previous						Foreign
($ millions)	GAAP	E&E	DD&A	Divestitures	ARO	Compensation	Currency	IFRS
		(Note 21A)	(Note 21B)	(Note 21D)	(Note 21E)	(Note 21F)	(Note 21G)

Net Earnings	$569	$(1)	$(18)	$51	$—	$6	$(1)	$606
Other Comprehensive Income, Net of Tax
Foreign Currency Translation Adjustment	148	—	(1)	2	(1)	(4)	1	145

Comprehensive Income	$717	$(1)	$(19)	$53	$(1)	$2	$—	$751

Encana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Third quarter report
for the period ended September 30, 2011
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
21. Transition to IFRS (continued)
Consolidated Statement of Earnings
Nine Months Ended September 30, 2010

		IFRS Adjustments
	Previous						Foreign
($ millions, except per share amounts)	GAAP	E&E	DD&A	Divestitures	ARO	Compensation	Currency	IFRS
		(Note 21A)	(Note 21B)	(Note 21D)	(Note 21E)	(Note 21F)	(Note 21G)

Revenues, Net of Royalties	$7,439	$—	$—	$—	$—	$—	$—	$7,439

Expenses
Production and mineral taxes	170							170
Transportation	642							642
Operating	778	(8)				7		777
Purchased product	560							560
Exploration and evaluation	—	20						20
Depreciation, depletion and amortization	2,424	(10)	61					2,475
(Gain) loss on divestitures	(1)			(169)				(170)
Accretion of asset retirement obligation	35				1			36
Administrative	261					1		262
Interest	380							380
Foreign exchange (gain) loss, net	(32)						(34)	(66)

	5,217	2	61	(169)	1	8	(34)	5,086

Net Earnings Before Income Tax	2,222	(2)	(61)	169	(1)	(8)	34	2,353
Income tax expense (Note 21H)	681	(1)	(18)	56	(1)	(3)	—	714

Net Earnings	$1,541	$(1)	$(43)	$113	$—	$(5)	$34	$1,639

Net Earnings per Common Share (Note 21J)
Basic	$2.08							$2.21
Diluted	$2.08							$2.17

Consolidated Statement of Comprehensive Income Nine Months Ended September 30, 2010

		IFRS Adjustments
	Previous						Foreign
($ millions)	GAAP	E&E	DD&A	Divestitures	ARO	Compensation	Currency	IFRS
		(Note 21A)	(Note 21B)	(Note 21D)	(Note 21E)	(Note 21F)	(Note 21G)

Net Earnings	$1,541	$(1)	$(43)	$113	$—	$(5)	$34	$1,639
Other Comprehensive Income, Net of Tax
Foreign Currency Translation Adjustment	130	—	—	—	—	(1)	(34)	95

Comprehensive Income	$1,671	$(1)	$(43)	$113	$—	$(6)	$—	$1,734

Encana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Third quarter report
for the period ended September 30, 2011
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
21. Transition to IFRS (continued)
Consolidated Statement of Earnings
Twelve Months Ended December 31, 2010

		IFRS Adjustments
($ millions, except	Previous							Foreign
per share amounts)	GAAP	E&E	DD&A	Impairments	Divestitures	ARO	Compensation	Currency	IFRS
		(Note 21A)	(Note 21B)	(Note 21C)	(Note 21D)	(Note 21E)	(Note 21F)	(Note 21G)

Revenues, Net of Royalties	$8,870	$—	$—	$—	$—	$—	$—	$—	$8,870

Expenses
Production and mineral taxes	217								217
Transportation	859								859
Operating	1,061	(13)					12		1,060
Purchased product	739								739
Exploration and evaluation	—	65							65
Depreciation, depletion and amortization	3,242	(10)	86						3,318
Impairments	—			496					496
(Gain) loss on divestitures	2				(143)				(141)
Accretion of asset retirement obligation	46					2			48
Administrative	359						2		361
Interest	501								501
Foreign exchange (gain) loss, net	(216)							(34)	(250)

	6,810	42	86	496	(143)	2	14	(34)	7,273

Net Earnings Before Income Tax	2,060	(42)	(86)	(496)	143	(2)	(14)	34	1,597
Income tax expense (Note 21H)	561	(15)	(26)	(125)	42	(1)	(9)	—	427

Net Earnings	$1,499	$(27)	$(60)	$(371)	$101	$(1)	$(5)	$34	$1,170

Net Earnings per Common Share (Note 21J)
Basic	$2.03								$1.58
Diluted	$2.03								$1.55

Consolidated Statement of Comprehensive Income Twelve Months Ended December 31, 2010

		IFRS Adjustments
	Previous							Foreign
($ millions)	GAAP	E&E	DD&A	Impairments	Divestitures	ARO	Compensation	Currency	IFRS
		(Note 21A)	(Note 21B)	(Note 21C)	(Note 21D)	(Note 21E)	(Note 21F)	(Note 21G)

Net Earnings	$1,499	$(27)	$(60)	$(371)	$101	$(1)	$(5)	$34	$1,170
Other Comprehensive Income, Net of Tax
Foreign Currency Translation Adjustment	296	—	(3)	(6)	4	(2)	(5)	(34)	250

Comprehensive Income	$1,795	$(27)	$(63)	$(377)	$105	$(3)	$(10)	$—	$1,420

Encana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Third quarter report
for the period ended September 30, 2011
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
21. Transition to IFRS (continued)
Consolidated Statement of Changes in Shareholders’ Equity
Nine Months Ended September 30, 2010

		IFRS Adjustments
	Previous						Foreign
($ millions)	GAAP	E&E	DD&A	Divestitures	ARO	Compensation	Currency	IFRS
		(Note 21A)	(Note 21B)	(Note 21D)	(Note 21E)	(Note 21F)	(Note 21G)

Share Capital
Balance, Beginning of Year	$2,360							$2,360
Common Shares Issued under Option Plans	5							5
Share-Based Compensation	2							2
Common Shares Purchased	(48)							(48)

Balance, End of Period	$2,319							$2,319

Paid in Surplus
Balance, Beginning of Year	$6							$6
Common Shares Purchased	(6)							(6)

Balance, End of Period	$—							$—

Retained Earnings
Balance, Beginning of Year	$13,493	$—	$—	$—	$(26)	$(93)	$755	$14,129
Net Earnings	1,541	(1)	(43)	113	—	(5)	34	1,639
Dividends on Common Shares	(443)							(443)
Charges for Normal Course Issuer Bid	(445)							(445)

Balance, End of Period	$14,146	$(1)	$(43)	$113	$(26)	$(98)	$789	$14,880

Accumulated Other Comprehensive Income
Balance, Beginning of Year	$755	$—	$—	$—	$—	$—	$(755)	$—
Foreign Currency Translation Adjustment	130	—	—	—	—	(1)	(34)	95

Balance, End of Period	$885	$—	$—	$—	$—	$(1)	$(789)	$95

Total Shareholders’ Equity	$17,350	$(1)	$(43)	$113	$(26)	$(99)	$—	$17,294

Encana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Third quarter report
for the period ended September 30, 2011
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
21. Transition to IFRS (continued)
Consolidated Statement of Changes in Shareholders’ Equity
Twelve Months Ended December 31, 2010

		IFRS Adjustments
	Previous							Foreign
($ millions)	GAAP	E&E	DD&A	Impairments	Divestitures	ARO	Compensation	Currency	IFRS
		(Note 21A)	(Note 21B)	(Note 21C)	(Note 21D)	(Note 21E)	(Note 21F)	(Note 21G)

Share Capital
Balance, Beginning of Year	$2,360								$2,360
Common Shares Issued under Option Plans	5								5
Share-Based Compensation	2								2
Common Shares Purchased	(48)								(48)

Balance, End of Year	$2,319								$2,319

Paid in Surplus
Balance, Beginning of Year	$6								$6
Common Shares Purchased	(6)								(6)

Balance, End of Year	$—								$—

Retained Earnings
Balance, Beginning of Year	$13,493	$—	$—	$—	$—	$(26)	$(93)	$755	$14,129
Net Earnings	1,499	(27)	(60)	(371)	101	(1)	(5)	34	1,170
Dividends on Common Shares	(590)								(590)
Charges for Normal Course Issuer Bid	(445)								(445)

Balance, End of Year	$13,957	$(27)	$(60)	$(371)	$101	$(27)	$(98)	$789	$14,264

Accumulated Other Comprehensive Income
Balance, Beginning of Year	$755	$—	$—	$—	$—	$—	$—	$(755)	$—
Foreign Currency Translation Adjustment	296	—	(3)	(6)	4	(2)	(5)	(34)	250

Balance, End of Year	$1,051	$—	$(3)	$(6)	$4	$(2)	$(5)	$(789)	$250

Total Shareholders’ Equity	$17,327	$(27)	$(63)	$(377)	$105	$(29)	$(103)	$—	$16,833

Encana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Third quarter report
for the period ended September 30, 2011
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
21. Transition to IFRS (continued)
Consolidated Statement of Cash Flows
Three Months Ended September 30, 2010

		IFRS Adjustments
	Previous						Foreign
($ millions)	GAAP	E&E	DD&A	Divestitures	ARO	Compensation	Currency	IFRS
		(Note 21A)	(Note 21B)	(Note 21D)	(Note 21E)	(Note 21F)	(Note 21G)

Operating Activities
Net earnings	$569	$(1)	$(18)	$51	$—	$6	$(1)	$606
Exploration and evaluation	—		10					10
Depreciation, depletion and amortization	810		15					825
(Gain) loss on divestitures	(1)			(72)				(73)
Accretion of asset retirement obligation	12							12
Deferred income taxes (Note 21H)	367		(7)	21				381
Unrealized (gain) loss on risk management	(491)							(491)
Unrealized foreign exchange (gain) loss	(160)							(160)
Other	26					(6)	1	21
Net change in other assets and liabilities	(16)							(16)
Net change in non-cash working capital	209							209

Cash From (Used in) Operating Activities	1,325	(1)	—	—	—	—	—	1,324

Investing Activities
Capital expenditures	(1,227)	1				8		(1,218)
Acquisitions	(189)							(189)
Proceeds from divestitures	220							220
Net change in investments and other	117							117
Net change in non-cash working capital	11					(8)		3

Cash From (Used in) Investing Activities	(1,068)	1	—	—	—	—	—	(1,067)

Financing Activities
Repayment of long-term debt	(200)							(200)
Dividends on common shares	(147)							(147)

Cash From (Used in) Financing Activities	(347)	—	—	—	—	—	—	(347)

Foreign Exchange Gain (Loss) on Cash and Cash Equivalents Held in Foreign Currency	6	—	—	—	—	—	—	6

Increase (Decrease) in Cash and Cash Equivalents	(84)	—	—	—	—	—	—	(84)
Cash and Cash Equivalents, Beginning of Period	1,481							1,481

Cash and Cash Equivalents, End of Period	$1,397	$—	$—	$—	$—	$—	$—	$1,397

Cash (Bank Overdraft), End of Period	$(22)							$(22)
Cash Equivalents, End of Period	1,419							1,419

Cash and Cash Equivalents, End of Period	$1,397							$1,397

Encana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Third quarter report
for the period ended September 30, 2011
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
21. Transition to IFRS (continued)
Consolidated Statement of Cash Flows
Nine Months Ended September 30, 2010

		IFRS Adjustments
	Previous						Foreign
($ millions)	GAAP	E&E	DD&A	Divestitures	ARO	Compensation	Currency	IFRS
		(Note 21A)	(Note 21B)	(Note 21D)	(Note 21E)	(Note 21F)	(Note 21G)

Operating Activities
Net earnings	$1,541	$(1)	$(43)	$113	$—	$(5)	$34	$1,639
Exploration and evaluation	—		10					10
Depreciation, depletion and amortization	2,424		51					2,475
(Gain) loss on divestitures	(1)			(169)				(170)
Accretion of asset retirement obligation	35				1			36
Deferred income taxes (Note 21H)	869	(1)	(18)	56	(1)	(3)		902
Unrealized (gain) loss on risk management	(1,343)							(1,343)
Unrealized foreign exchange (gain) loss	(87)							(87)
Other	84					8	(34)	58
Net change in other assets and liabilities	(85)							(85)
Net change in non-cash working capital	(1,991)							(1,991)

Cash From (Used in) Operating Activities	1,446	(2)	—	—	—	—	—	1,444

Investing Activities
Capital expenditures	(3,346)	2				6		(3,338)
Acquisitions	(341)							(341)
Proceeds from divestitures	574							574
Net change in investments and other	(100)							(100)
Net change in non-cash working capital	32					(6)		26

Cash From (Used in) Investing Activities	(3,181)	2	—	—	—	—	—	(3,179)

Financing Activities
Issuance of revolving debt	441							441
Repayment of revolving debt	(441)							(441)
Repayment of long-term debt	(200)							(200)
Issuance of common shares	5							5
Purchase of common shares	(499)							(499)
Dividends on common shares	(443)							(443)

Cash From (Used in) Financing Activities	(1,137)	—	—	—	—	—	—	(1,137)

Foreign Exchange Gain (Loss) on Cash and Cash Equivalents Held in Foreign Currency	(6)	—	—	—	—	—	—	(6)

Increase (Decrease) in Cash and Cash Equivalents	(2,878)	—	—	—	—	—	—	(2,878)
Cash and Cash Equivalents, Beginning of Period	4,275							4,275

Cash and Cash Equivalents, End of Period	$1,397	$—	$—	$—	$—	$—	$—	$1,397

Cash (Bank Overdraft), End of Period	$(22)							$(22)
Cash Equivalents, End of Period	1,419							1,419

Cash and Cash Equivalents, End of Period	$1,397							$1,397

Encana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Third quarter report
for the period ended September 30, 2011
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
21. Transition to IFRS (continued)
Consolidated Statement of Cash Flows
Twelve Months Ended December 31, 2010

		IFRS Adjustments
	Previous							Foreign
($ millions)	GAAP	E&E	DD&A	Impairments	Divestitures	ARO	Compensation	Currency	IFRS
		(Note 21A)	(Note 21B)	(Note 21C)	(Note 21D)	(Note 21E)	(Note 21F)	(Note 21G)

Operating Activities
Net earnings	$1,499	$(27)	$(60)	$(371)	$101	$(1)	$(5)	$34	$1,170
Exploration and evaluation	—	40	10						50
Depreciation, depletion and amortization	3,242		76						3,318
Impairments	—			496					496
(Gain) loss on divestitures	2				(143)				(141)
Accretion of asset retirement obligation	46					2			48
Deferred income taxes (Note 21H)	774	(15)	(26)	(125)	42	(1)	(9)		640
Unrealized (gain) loss on risk management	(945)								(945)
Unrealized foreign exchange (gain) loss	(278)								(278)
Other	99						14	(34)	79
Net change in other assets and liabilities	(84)								(84)
Net change in non-cash working capital	(1,990)								(1,990)

Cash From (Used in) Operating Activities	2,365	(2)	—	—	—	—	—	—	2,363

Investing Activities
Capital expenditures	(4,773)	2					7		(4,764)
Acquisitions	(733)								(733)
Proceeds from divestitures	883								883
Net change in investments and other	(80)								(80)
Net change in non-cash working capital	(26)						(7)		(33)

Cash From (Used in) Investing Activities	(4,729)	2	—	—	—	—	—	—	(4,727)

Financing Activities
Issuance of revolving debt	1,660								1,660
Repayment of revolving debt	(1,660)								(1,660)
Repayment of long-term debt	(200)								(200)
Issuance of common shares	5								5
Purchase of common shares	(499)								(499)
Dividends on common shares	(590)								(590)

Cash From (Used in) Financing Activities	(1,284)	—	—	—	—	—	—	—	(1,284)

Foreign Exchange Gain (Loss) on Cash and Cash Equivalents Held in Foreign Currency	2	—	—	—	—	—	—	—	2

Increase (Decrease) in Cash and Cash Equivalents	(3,646)	—	—	—	—	—	—	—	(3,646)
Cash and Cash Equivalents, Beginning of Year	4,275								4,275

Cash and Cash Equivalents, End of Year	$629	$—	$—	$—	$—	$—	$—	$—	$629

Cash (Bank Overdraft), End of Year	$126								$126
Cash Equivalents, End of Year	503								503

Cash and Cash Equivalents, End of Year	$629								$629

Encana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Third quarter report
for the period ended September 30, 2011
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
21. Transition to IFRS (continued)
The following discussion explains the significant differences between Encana’s previous GAAP accounting policies and those applied by the Company under IFRS. IFRS policies have been retrospectively and consistently applied except where specific IFRS 1 optional and mandatory exemptions permitted an alternative treatment upon transition to IFRS for first-time adopters. The descriptive note captions below correspond to the adjustments presented in the preceding reconciliations.
Accounting for Upstream Activities
The most significant changes to the Company’s accounting policies relate to the accounting for upstream costs. Under previous GAAP, Encana followed the Canadian Institute of Chartered Accountants (“CICA”) guideline on full cost accounting in which all costs directly associated with the acquisition of, the exploration for, and the development of natural gas and liquids reserves were capitalized on a country-by-country cost centre basis. Costs accumulated within each country cost centre were depleted using the unit-of-production method based on proved reserves determined using estimated future prices and costs. Upon transition to IFRS, the Company was required to adopt new accounting policies for upstream activities, including exploration and evaluation costs and development costs.
Under IFRS, exploration and evaluation costs are those expenditures for an area where technical feasibility and commercial viability has not yet been determined. Development costs include those expenditures for areas where technical feasibility and commercial viability has been determined. Encana adopted the IFRS 1 exemption whereby the Company deemed its January 1, 2010 IFRS upstream asset costs to be equal to its previous GAAP historical upstream property, plant and equipment net book value. Accordingly, exploration and evaluation costs were deemed equal to the unproved properties balance and the development costs were deemed equal to the upstream full cost pool balance. Under IFRS, exploration and evaluation costs are presented as exploration and evaluation assets and development costs are presented within property, plant and equipment on the Consolidated Balance Sheet.
IFRS Adjustments
A)	Exploration and Evaluation (“E&E”)
Exploration and evaluation assets at January 1, 2010 were deemed to be $1,885 million, representing the unproved properties balance under previous GAAP. This resulted in a reclassification of $1,885 million from property, plant and equipment to exploration and evaluation assets on Encana’s Consolidated Balance Sheet as at January 1, 2010. As at December 31, 2010, the Company’s exploration and evaluation assets were $2,158 million including $1,114 million in the Canadian Division and $1,044 million in the USA Division.
Under previous GAAP, exploration and evaluation costs were capitalized as property, plant and equipment in accordance with the CICA’s full cost accounting guidelines. Under IFRS, Encana capitalizes these costs initially as exploration and evaluation assets. Once technical feasibility and commercial viability of the area has been determined, the capitalized costs are transferred from exploration and evaluation assets to property, plant and equipment. Under IFRS, unrecoverable exploration and evaluation costs associated with an area and costs incurred prior to obtaining the legal rights to explore are expensed.
During the twelve months ended December 31, 2010, Encana transferred $303 million of capitalized exploration and evaluation costs to property, plant and equipment and expensed $50 million of unrecoverable exploration and evaluation assets and $15 million in direct exploration costs. The application of IFRS for exploration and evaluation costs resulted in a $27 million decrease, after tax, to Encana’s previous GAAP net earnings for the twelve months ended December 31, 2010.
B)	Depreciation, depletion and amortization (“DD&A”)
Development costs at January 1, 2010 were deemed to be $23,216 million, representing the upstream full cost pool balance under previous GAAP. Consistent with previous GAAP, these costs are capitalized as property, plant and equipment under IFRS. Under previous GAAP, development costs were depleted using the unit-of-production method calculated for each country cost centre. Under IFRS, development costs are depleted using the unit-of-production method calculated at the established area level. The IFRS 1 exemption permitted the Company to allocate development costs to the area level using proved reserves values for each Division as at January 1, 2010.
Depleting at an area level under IFRS resulted in an $86 million increase to Encana’s DD&A expense for the twelve months ended December 31, 2010. Encana’s net earnings decreased $60 million, after tax, compared to previous GAAP for the twelve months ended December 31, 2010 as a result of depleting at an area level under IFRS.
C)	Impairments
Under previous GAAP, an upstream impairment was recognized if the carrying amount exceeded the undiscounted cash flows from proved reserves for a country cost centre. An impairment was measured as the amount by which the carrying value exceeded the sum of the fair value of the proved and probable reserves and the costs of unproved properties. Impairments recognized under previous GAAP were not reversed.

Encana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Third quarter report
for the period ended September 30, 2011
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
21. Transition to IFRS (continued)
IFRS Adjustments (continued)
C)	Impairments (continued)
Under IFRS, an upstream impairment is recognized if the carrying value exceeds the recoverable amount for a cash-generating unit. Upstream areas are aggregated into cash-generating units based on their ability to generate largely independent cash flows. If the carrying value of the cash-generating unit exceeds the recoverable amount, the cash-generating unit is written down with an impairment recognized in net earnings. Impairments recognized under IFRS are reversed when there has been a subsequent increase in the recoverable amount. Impairment reversals are recognized in net earnings and the carrying amount of the cash-generating unit is increased to its revised recoverable amount as if no impairment had been recognized for the prior periods.
For the twelve months ended December 31, 2010, Encana recognized an after-tax impairment of $371 million relating to the Company’s Canadian offshore upstream assets which form a cash-generating unit under IFRS. The impairment recognized was based on the difference between the December 31, 2010 net book value of the assets and the recoverable amount. The recoverable amount was determined using fair value less costs to sell based on after-tax discounted future cash flows of proved and probable reserves using forecast prices and costs. Under previous GAAP, these assets were included in the Canadian cost centre ceiling test, which was not impaired at December 31, 2010.
D)	Divestitures
Under previous GAAP, proceeds from divestitures of upstream assets were deducted from the full cost pool without recognition of a gain or loss unless the deduction resulted in a change to the country cost centre depletion rate of 20 percent or greater, in which case a gain or loss was recorded.
Under IFRS, gains or losses are recorded on divestitures and are calculated as the difference between the proceeds and the net book value of the asset disposed. For the twelve months ended December 31, 2010, Encana recognized a $143 million net gain on divestitures under IFRS compared to previous GAAP results. The net gain arose from the Canadian and USA Divisions, totaling $90 million and $53 million, respectively. Accounting for divestitures under IFRS resulted in an after-tax increase of $101 million to Encana’s previous GAAP net earnings for the twelve months ended December 31, 2010.
E)	Asset retirement obligation (“ARO”)
Under previous GAAP, the asset retirement obligation was measured as the estimated fair value of the retirement and decommissioning expenditures expected to be incurred. Liabilities were not remeasured to reflect period end discount rates.
Under IFRS, the asset retirement obligation is measured as the best estimate of the expenditure to be incurred and requires that the asset retirement obligation be remeasured using the period end discount rate.
In conjunction with the IFRS 1 exemption regarding upstream assets discussed above, Encana was required to remeasure its asset retirement obligation upon transition to IFRS and recognize the difference in retained earnings. The application of this exemption resulted in a $32 million increase to the asset retirement obligation on Encana’s Consolidated Balance Sheet as at January 1, 2010 and a corresponding after-tax charge to retained earnings of $26 million. Subsequent IFRS remeasurements of the obligation are recorded through property, plant and equipment with an offsetting adjustment to the asset retirement obligation. As at December 31, 2010, excluding the January 1, 2010 adjustment, Encana’s asset retirement obligation increased by $101 million, which primarily reflects the remeasurement of the obligation using Encana’s discount rate of 5.4 percent as at December 31, 2010.
F)	Compensation
Share-based payments
Under previous GAAP, Encana accounted for certain stock-based compensation plans whereby the obligation and compensation costs were accrued over the vesting period using the intrinsic value method. The intrinsic value of a share unit is the amount by which the Company’s share price exceeds the exercise price of the share unit.
For these stock-based compensation plans, IFRS requires the liability for share-based payments be fair valued using an option pricing model, such as the Black-Scholes-Merton model, at each reporting date. Accordingly, upon transition to IFRS, the Company recorded a fair value adjustment of $38 million as at January 1, 2010 to increase the share-based compensation liability with a corresponding charge to retained earnings. Encana elected to use the IFRS 1 exemption whereby the liabilities for share-based payments that had vested or settled prior to January 1, 2010 were not required to be retrospectively restated. Subsequent IFRS fair value adjustments are recorded through property, plant and equipment, exploration and evaluation expenses, operating expenses and administrative expenses with an offsetting adjustment to the share-based compensation liability.

Encana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Third quarter report
for the period ended September 30, 2011
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
21. Transition to IFRS (continued)
IFRS Adjustments (continued)
F)	Compensation (continued)
Share-based payments (continued)
In addition to the January 1, 2010 adjustment discussed above, the IFRS fair-value remeasurements subsequent to transition increased the current liability for share-based payments by $20 million as at December 31, 2010 in comparison to previous GAAP.
Pensions
Encana elected to use the IFRS 1 exemption whereby the cumulative unamortized net actuarial gains and losses of the Company’s defined benefit plan are charged to retained earnings on January 1, 2010. This resulted in a $75 million increase to the accrued benefit obligation and a corresponding $55 million after-tax charge to retained earnings.
The application of IFRS for share-based payments and pension plans resulted in a $5 million decrease, after tax, to Encana’s previous GAAP net earnings for the twelve months ended December 31, 2010.
G)	Foreign Currency
As permitted by IFRS 1, the Company elected to apply the exemption to set the cumulative foreign currency translation adjustment to zero upon transition to IFRS. Accordingly, $755 million was recognized as an adjustment to retained earnings on January 1, 2010. The reclassification had no impact on total shareholders’ equity as at January 1, 2010. As a result of the election, the accounts of the Company have not been retrospectively restated using IFRS foreign currency principles.
Future foreign currency translation gains and losses that are recognized from the cumulative foreign currency translation adjustment will differ under IFRS compared to previous GAAP due to the exemption taken above. The application of the IFRS exemption resulted in a $34 million increase to Encana’s previous GAAP net earnings for the twelve months ended December 31, 2010. This arose due to the reversal of a foreign exchange loss recorded under previous GAAP that had been recognized in retained earnings under IFRS as a result of the exemption.
The IFRS adjustments discussed above are recorded in the Company’s functional currency and are subject to translation for presentation purposes. The associated foreign currency impacts are reported in accumulated other comprehensive income.
H)	Income Tax
Deferred income taxes have been adjusted to reflect the tax effect arising from the differences between IFRS and previous GAAP. Upon transition to IFRS, the Company recognized a $26 million reduction in the deferred income tax liability with a corresponding increase to retained earnings. For the twelve months ended December 31, 2010, the application of the IFRS adjustments as discussed in A) through G) above resulted in a $134 million decrease to the Company’s deferred income tax expense and a corresponding increase to Encana’s previous GAAP net earnings.
I)	Other Exemptions
Other significant IFRS 1 exemptions taken by Encana at January 1, 2010 include the following:
•	Business combinations and joint ventures entered into prior to January 1, 2010 were not retrospectively restated under IFRS.
•	Borrowing costs directly attributable to the acquisition or construction of qualifying assets were not retrospectively restated prior to January 1, 2010.
•
Leases were not reassessed to determine whether an arrangement contained a lease under International Financial Reporting Interpretations Committee 4, “Determining whether an Arrangement contains a Lease” for contracts that were already assessed under previous GAAP.

The remaining IFRS 1 exemptions were not applicable or material to the preparation of Encana’s Consolidated Balance Sheet at the date of transition to IFRS on January 1, 2010.

Encana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Third quarter report
for the period ended September 30, 2011
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
21. Transition to IFRS (continued)
IFRS Adjustments (continued)
J)	Net Earnings Per Common Share
The following table summarizes the common shares used in calculating net earnings per common share:

	Three Months Ended	Nine Months Ended	Twelve Months Ended
(millions)	September 30, 2010	September 30, 2010	December 31, 2010
Weighted Average Common Shares Outstanding
Basic	736.3	740.8	739.7
Diluted	737.8	743.4	741.7
As Encana has stock-based compensation plans that may be settled in common shares or cash at the employees’ option, IFRS requires the more dilutive of cash-settled and equity-settled be used in calculating diluted net earnings per common share regardless of how the share plan is accounted for. As a result, share units that are accounted for as cash-settled may require an adjustment to the denominator for potentially dilutive share units and a corresponding adjustment to the numerator for any changes in net earnings that would result if the share units had been reported as equity instruments for the purposes of calculating diluted net earnings per common share.
For the three months and nine months ended September 30, 2010 and for the twelve months ended December 31, 2010, diluted net earnings per common share was calculated using the equity-settled method. Accordingly, net earnings was reduced by $13 million for the three months ended September 30, 2010, by $22 million for the nine months ended September 30, 2010 and by $17 million for the twelve months ended December 31, 2010 for the purposes of calculating diluted net earnings per common share.

Encana Corporation	Notes to Consolidated Financial Statements (prepared in US$)